Form 20-F
period 2025-10-31
KHEOBA Ltd
filed 2026-02-27
CIK 2084698

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-56815

KHEOBA Limited
(Exact name of registrant as specified in its charter)

British Virgin Islands	7371	N/A
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

+65 8805 3151

(Address of principal executive office)

Ka Miew Hon

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

+65 8805 3151

ir@khob.site

(Name, Telephone, E-Mail and Address of Company Contact Person)

Securities registered under Section 12(g) of the Exchange Act: None.

Title of each class	Trading Symbol(s)
Class A Ordinary Shares	KHOBF

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐
Accelerated filer	☐	Smaller reporting company	☒
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☒     No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐   No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP

State the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 8,092,000 ordinary shares issued and outstanding as of February 27, 2026.

INTRODUCTION, CERTAIN TERMS AND CONVENTIONS

This Annual Report on Form 20F is filed by Kheoba Limited., a British Virgin Islands corporation and foreign private issuer, for the fiscal year ended October 31, 2025. Kheoba Limited is referred to in this report, together with its affiliates and subsidiaries, as “Kheoba,” “KHEOBA,” , or as “KHOB,” “Company,” “Group,” “we,” “our,” or “us.”

We have several subsidiaries to aid the expansion of our operations. We have also experienced reorganization, reincorporation, and significant corporate structural changes. To promote clarity within our annual report, we have listed several entities and their names that we may use interchangeably:

-	Easy Smart Tech Limited: We may address it as Easy Smart during the annual report.
-	Kheoba Limited: Our British Virgin Islands main entity and the foreign private issuer concerned in this 20-F. We may address it as KHEOBA BVI in the following annual report for clarity purposes.
-	Kheoba Corp.: Our Nevada predecessor. It will cease to exist as a corporate entity after its merger. We may address it as KHEOBA Nevada in the filing.
-	KHOB Merge Sub Limited: A British Virgin Islands entity and a wholly owned subsidiary of KHEOBA BVI, it completed a merger with KHEOBA Nevada and remains the surviving entity from the merger. We may refer to it as Merge Sub.
-	KHOB Pte. Ltd.: Our Singaporean entity that is the primary source of our operations, formerly a subsidiary of KHEOBA Nevada and currently a subsidiary of Merge Sub. We may address it as KHEOBA Singapore in the annual report.
-	KHOB Limited: We may address it as KHEOBA Hong Kong during the annual report.
-	Easy Smart Tech Limited: We may address it as Easy Smart during the annual report.
-	“Securities Act”: The Securities Act of 1933, as amended.
-	“US$,” “U.S. dollars,” “$,” and “dollars”: Legal currency of the United States.

We initiated our operations in 2021 and position ourselves as software solution expert. We specialized in tourism industry in Europe at the beginning and now has expanded our services to clients in various industries across Europe and Asia. Meanwhile, while retaining its European client base, the Company laid out a regional expansion plan into Asian market, leveraging its expertise and proven operational model to serve emerging Asian software market.

The Company established wholly-owned subsidiaries in Singapore and Hong Kong starting from February 2025 to conduct its software consulting business. The software consulting business consist of referring our clients to software developers who can provide multiple modular components, enabling clients to purchase specific modules that align with their operational requirements, custom software solutions and web 3 consulting services.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements and information that reflect the views and assumptions of our management, based on data currently available. Any statement in this report that does not relate to historical fact should be considered a forward-looking statement within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are derived from our present expectations, assumptions, and projections about future conditions and events.

Forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. As such, actual results and performance may differ materially from those anticipated. Key risks and uncertainties include, but are not limited to:

-	Cybersecurity and Security: Potential cyberattacks, breaches, or vulnerabilities in our systems or those of third parties.
-	Technology and Products: Bugs, coding errors, or integration issues that may prevent products from meeting customer expectations.
-	International Laws and Regulations: Complex and sometimes conflicting regulatory requirements across jurisdictions.
-	Market Share and Profitability: Competitive pressures, industry consolidation, and disruptive business models that could erode market share or margins.
-	Global Economic and Political Environment: Instability in financial markets, geopolitical conflicts, terrorism, civil unrest, or war that may disrupt operations.
-	Data Protection and Privacy: Non-compliance with evolving and stringent privacy laws or contractual obligations, potentially leading to fines or customer loss.
-	Innovation: Failure to adapt to rapid technological change, evolving business models, or shifting customer expectations.
-	Sales and Services: Risks in selling and implementing software and services which may be outside of our control.
-	Legal and Intellectual Property: Litigation risks, IP infringement claims, or inability to secure or enforce technology licenses.

i

ii

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2: Offer Statistics and Expected Timetable

Not Applicable

Item 3: Key Information

DIVIDENDS

No cash dividends were paid on our shares of common stock during the fiscal years ended October 31, 2025 and 2024.

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Class A Ordinary Shares. KHEOBA BVI is a holding company with substantial all of its operations in Singapore and Hong Kong, and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in Singapore and Hong Kong.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	We have a limited operating history and have experienced rapid growth under an evolving business model, which may not be a reliable indicator of future performance.
•	If we are unable to attract new clients to our technology services or increase revenues from existing clients, we may fall short of our growth objectives.
•	Our concentrated customer base may result in significant volatility in our revenue if we lose one or more key customers.
•	Our business mode involves extending credits to customers, and our accounts receivable risks may adversely affect our liquidity and financial condition.
•	We have a limited management team, which may expose us to governance risks and operational challenges.
•	We rely on third-party developers, vendors, and supply chain partners for our projects, and any disruption in their operations or failure to fulfill their roles could adversely affect our business.
•	We depend on the secure operation of software and cloud infrastructure, and any cybersecurity failures or data protection lapses could result in regulatory penalties, reputational harm, and material financial impacts.

Risks Related to Our Securities

In addition to the risks and uncertainties described above, we are subject to risks relating to Class A Ordinary Shares, including, but not limited to, the following:

•	Our stock price may be highly volatile, and investors may lose all or part of their investment.
•	We lack an established market for our common stock, which may limit liquidity, impair valuation, and restrict our ability to raise capital.
•	As a foreign private issuer, we are subject to different disclosure and corporate governance requirements than U.S. domestic issuers, which may limit investor protections.

RISK FACTORS

Risks Related to Our Business and Industry

We have a limited operating history and have experienced rapid growth under an evolving business model, which may not be a reliable indicator of future performance.

We are a development-stage company with a limited operating history and a rapidly evolving business model. Our company has pivoted from a tourism-focused software platform to a broader SaaS and consulting model, expanding into ERP/CRM and Web3 services in 2025. While recent financial results show rapid revenue growth and a swing to profitability, these results are from a low base and may not be indicative of future performance. The company's ability to sustain growth and profitability depends on successful execution in new markets, timely collection of accounts receivable, and effective management of increased payables and tax obligations. The project-driven nature of the business, high customer concentration, and reliance on partner developers introduce significant execution and operational risks. If we fail to maintain deal flow, collect receivables, or manage costs, its financial condition and results of operations could be materially and adversely affected.

If we are unable to attract new clients to our technology services or increase revenues from existing clients, we may fall short of our growth objectives.

Our strategy is to significantly expand our client base to diversify revenue streams and drive growth. To support this, we continue to invest in marketing initiatives and business development opportunities. Leveraging the technologies and domain expertise gained from serving our clients, we are providing guidance to companies that are in search of standardized CRM and ERP products.

Although these CRM and ERP offerings are expected to be priced lower than our customized solutions, the model is designed to reach a broader customer base. The success of this initiative will depend on our ability to quickly acquire and retain a large volume of users to offset lower per-customer revenues.

We may also pursue entry into new market sectors where our experience is limited, requiring additional investments in marketing, sales infrastructure, and product localization. Our ability to attract new clients and grow revenues from existing ones will depend on several factors, including the quality and competitiveness of our offerings, the effectiveness of our go-to-market strategy, and the strength of our competitors. Failure to successfully launch and scale our software consulting business or expand into new customer segments could materially and adversely impact our future growth.

Our concentrated customer base may result in significant volatility in our revenue if we lose one or more key customers.

A substantial portion of our revenue is derived from a small number of customers, with the largest customer accounting for approximately 31% of total revenue, and top 3 clients representing 66% of overall revenue in the fiscal 2025. This high customer concentration exposes us to the risk of revenue volatility and loss of key accounts. The project-driven nature of the business further amplifies this risk, as the timing and size of projects can result in lumpy revenue recognition and cash flow fluctuations. If we lose a major customer or experiences delays in project completion or payment, its financial performance and liquidity could be adversely impacted.

Our business mode involves extending credits to customers, and our accounts receivable risks may adversely affect our liquidity and financial condition.

Our company’s rapid growth has resulted in a significant increase in accounts receivable, which totaled $187,828 as of October 31, 2025. This represents a substantial portion of current assets and revenue. The company's liquidity and ability to fund operations depend on the timely collection of these receivables. Delays or defaults in customer payments could strain working capital, limit the company's ability to invest in growth, and necessitate external financing. The concentration of receivables among a small number of customers further heightens this risk. Failure to manage working capital effectively could have a material adverse effect on our business and financial condition.

We have a limited management team, which may expose us to governance risks and operational challenges.

Our management team is highly concentrated, with Ka Miew Hon serving as both Chief Executive Officer and Chief Financial Officer. No additional executive or board member information is disclosed in public filings. The lack of independent directors, governance committees, and formal oversight structures is atypical for companies preparing for a public offering and may raise concerns regarding internal controls, strategic decision-making, and risk management. Weaknesses in governance could result in operational inefficiencies, regulatory scrutiny, or failure to identify and mitigate emerging risks, potentially impacting the company's reputation and ability to attract investors.

We rely on third-party developers, vendors, and supply chain partners for our projects, and any disruption in their operations or failure to fulfill their roles could adversely affect our business.

We rely on partner developers and third-party vendors to source and fulfill ERP/CRM and Web3 projects, particularly in its new Asian subsidiaries. This dependence introduces risks related to vendor performance, quality control, and supply chain disruptions. Vulnerabilities or failures in the supply chain can propagate to customers and create systemic risks, including project delays, cost overruns, or contractual disputes. The company may also be exposed to risks arising from the use of open-source software, third-party APIs, and integration with external platforms. Effective vendor risk management, due diligence, and ongoing monitoring are critical to mitigating these risks. Failure to manage third-party dependencies could adversely affect our operations, customer relationships, and reputation.

We depend on the secure operation of software and cloud infrastructure, and any cybersecurity failures or data protection lapses could result in regulatory penalties, reputational harm, and material financial impacts.

Our operations depend on the secure and reliable functioning of software platforms, cloud infrastructure, and data management systems. The SaaS industry is subject to increasingly sophisticated cyberattacks, including ransomware, phishing, and supply chain breaches. Misconfigurations, weak identity and access management, insecure APIs, and vulnerabilities in third-party components can expose the company to data breaches, regulatory penalties, and reputational harm. Compliance with global data protection regulations (GDPR, CCPA, PDPA, etc.) is a major challenge, particularly as the company expands into new jurisdictions. Failure to detect, prevent, or remediate cybersecurity incidents could result in significant financial and operational impacts.

We face complex and evolving regulatory requirements across multiple jurisdictions, and any failure to comply could result in fines, sanctions, litigation, and reputational harm.

Operating across multiple jurisdictions exposes us to a complex web of regulatory requirements, including data protection, anti-corruption, export controls, and financial reporting. The company must comply with U.S. securities laws, Singapore and Hong Kong regulations, and global standards such as GDPR and CCPA. Failure to comply with applicable laws and regulations can result in fines, sanctions, litigation, and business restrictions. The absence of material litigation or regulatory actions to date does not preclude future enforcement or legal proceedings, particularly as the company expands and attracts greater scrutiny. Inadequate compliance frameworks or failure to adapt to changing regulations could materially and adversely affect our business and reputation.

We are subject to market volatility, macroeconomic uncertainty, and intense competition, which could adversely impact our growth and financial performance.

Our business and financial performance are influenced by broader market conditions and macroeconomic factors that are beyond our control. Periods of market volatility, rising interest rates, inflationary pressures, currency fluctuations, and geopolitical instability can reduce enterprise IT spending, delay customer purchasing decisions, or cause clients to scale back investments in SaaS solutions. These uncertainties may negatively affect demand for our services, impair our ability to forecast revenues, and increase the risk of customer attrition.

Furthermore, macroeconomic uncertainty and competitive dynamics may limit our ability to raise capital, attract new customers, or expand into new markets. These factors, individually or in combination, could adversely impact our operations, reduce profitability, and impair investor confidence in our company.

We require capital to expand our services and sustain operations, failure to acquire further financing may significantly hinder our operations.

Despite recent profitability and positive working capital, our management has disclosed a going-concern risk, citing the need to sustain profitability and potentially raise additional capital to support growth. The company's ability to access capital markets, secure financing on favorable terms, and manage liquidity is critical to its long-term viability. Adverse market conditions, regulatory delays, or operational setbacks could constrain access to capital and jeopardize the company's ability to fund operations, invest in growth, or meet financial obligations. Failure to address going-concern risks could result in loss of investor confidence, regulatory intervention, or insolvency.

We face intense competition in the software consulting industry, which may pressure our pricing, limit growth opportunities, and adversely affect our market position.

The SaaS and consulting markets are highly competitive, with low switching costs, rapid innovation, and intense price competition. We compete with established players such as SAP, Salesforce, Microsoft, and numerous emerging startups. These larger, well-established platforms possess significantly greater financial resources, stronger brand recognition, and broader customer bases, which makes it challenging for us to capture and retain market share. As a result, we may need to reduce prices, increase operating expenditures, or accept lower margins, any of which could negatively impact our growth prospects and overall financial performance. In addition, competitive pressures often limit us to serving small and medium-sized clients, who tend to have less predictable purchasing behavior, lower budgets, and heightened sensitivity to economic conditions, further increasing the uncertainty of our business results. The company's ability to differentiate its offerings, attract and retain customers, and maintain pricing power is critical to long-term success.

We face ongoing data privacy risks as we expand our business and potentially come into contact with sensitive customer information. Any failure to comply with data protection regulations could result in reputational harm and regulatory fines.

Although we reported no material cybersecurity incidents in 2024, our continued expansion of our SaaS consulting services and Web-3 consulting services, together with our role in advising clients on the deployment, integration, and optimization of cloud-based solutions, exposes us to ongoing cybersecurity and data privacy risks. In the ordinary course of business, we access, and process sensitive customer data, including personally identifiable information, financial records, and other proprietary business information. This heightened exposure increases the risk that cyberattacks, system misconfigurations, insider threats, or regulatory non-compliance could result in data breaches, service interruptions, reputational damage, and significant financial penalties.

As a software consulting company, our risk profile is compounded by the fact that we often integrate third-party SaaS applications, cloud infrastructure, and APIs into client environments. Vulnerabilities in these external systems, or failures by third-party providers to maintain adequate security controls, could indirectly expose us to liability or reputational harm. Moreover, clients may rely on our recommendations and implementation frameworks to achieve compliance with evolving global data protection requirements such as the EU’s General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA), and emerging regimes in Asia and other jurisdictions. Any failure to maintain robust cybersecurity and privacy frameworks internally, or to adequately advise clients on compliance, could materially and adversely affect our operations, client relationships, and financial performance.

The consulting nature of our business also creates unique risks:

-	Client trust and dependency: Our reputation as a trusted advisor depends on safeguarding client data and demonstrating best-in-class security practices. A single incident could erode client confidence and impair our ability to win new engagements.
-	Shared liability: In certain projects, contractual obligations may expose us to joint liability with clients or technology partners for breaches or compliance failures.
-	Operational disruption: Cyber incidents affecting our customized solutions or project management could delay client deliverables, leading to contractual penalties or loss of revenue.
-	Regulatory complexity: As data protection laws continue to evolve globally, we must continuously update our consulting methodologies and internal controls. Failure to do so could result in regulatory investigations, fines, or restrictions on our ability to operate in key markets.

Given the increasing sophistication of cyber threats and the expanding regulatory landscape, we must continue to invest in advanced security technologies, employee training, incident response planning, and compliance monitoring. Nevertheless, no system or framework can eliminate all risks. If we are unable to effectively manage these cybersecurity and privacy challenges, our business, financial condition, and results of operations could be materially and adversely affected.

We operate in a rapidly evolving industry and may face risks if we fail to effectively develop, integrate, and adapt our technology solutions to evolving client and market demands.

Our business depends on our ability to continuously integrate technology solutions that meet the evolving needs of our clients and the broader SaaS ecosystem. The rapid pace of technological change, combined with the complexity of cloud-based platforms, exposes us to significant risks in technology development. If we fail to anticipate, adapt to, or successfully implement emerging technologies, our competitive position could be materially and adversely affected.

As a consulting company, we face unique challenges in technology development:

-	Client expectations and customization: Clients often require tailored solutions that integrate multiple SaaS applications, APIs, and cloud infrastructures. Delays, defects, or failures in developing these customized solutions could impair client satisfaction, damage our reputation, and result in contractual penalties.
-	Integration risks: Our consulting engagements frequently involve integrating third-party technologies. Incompatibilities, vendor delays, or unforeseen technical limitations may disrupt project timelines and expose us to liability.
-	Resource constraints: Developing and maintaining advanced technology solutions requires significant investment in skilled personnel, research, and infrastructure. Competition for qualified engineers, consultants, and data scientists is intense, and shortages could limit our ability to deliver projects on time.
-	Security and compliance risks: New technologies must be designed with robust cybersecurity and privacy protections. Failure to embed adequate safeguards during development could expose us to regulatory non-compliance, data breaches, and reputational harm.
-	Obsolescence and market shifts: Rapid changes in SaaS platforms, cloud infrastructure, and AI-driven tools may render our methodologies obsolete. If we fail to update our consulting frameworks in line with industry standards, we risk losing relevance and market share.

The consulting nature of our business amplifies these risks because clients rely on us not only to deliver technology solutions but also to provide strategic guidance on their long-term digital transformation. Any shortcomings in our technology development capabilities could materially and adversely affect our operations, financial performance, and ability to attract and retain clients.

Our future growth prospects may be negatively impacted if the markets for our services do not grow as anticipated.

We are primarily engaged in software consulting, with a focus on providing CRM and ERP solutions to our customers. These services operate in highly competitive markets with numerous established players. If we are unable to compete effectively in Asia, or if demand for CRM and ERP solutions in the region grows more slowly than expected, or fails to grow at all, our business and growth trajectory could be materially and adversely affected.

Our software consulting business are concentrated in Asia, where the economy is subject to extensive regulation. Any significant regulatory changes affecting the industry could reduce demand for our services. Moreover, adverse developments in the regional economy, including downturns or other disruptions, may lead financial institutions and other customers to reduce their procurement budgets. Such reductions could directly impact demand for our services and, in turn, materially and adversely affect our business and growth prospects.

Our business depends on our ability to successfully integrate our technology in our customers, and any failure to do so could materially harm our results of operations.

Our business depends on our ability to successfully connect customers with third-party software providers and earn revenue from those arrangements. Some or all of our revenues may be derived from commissions tied to customer adoption and implementation of third-party solutions. Our success depends on our ability to attract new customers, maintain existing relationships, and ensure that customers continue to use the programs we help them set up. If customers choose not to adopt these solutions, reduce their usage, or discontinue engagement with us, our revenues could decline.

In addition, our arrangements with customers and third-party providers may involve complex terms regarding scope of services, implementation support, and payment obligations. Disputes over interpretation or enforcement of these arrangements could result in costly resolution processes, reputational harm, or loss of business. Furthermore, changes in regulatory frameworks governing software distribution, data protection, or digital assets may require us to modify our practices, potentially increasing compliance costs or limiting our ability to generate revenue from certain technologies.

Because our business model relies heavily on customer adoption of third-party solutions and our ability to facilitate these engagements, any disruption in our ability to secure, maintain, or support such relationships could materially and adversely affect our business, financial condition, and operating results

While we do not conduct in-house software development, our plan to do so in the future may lead to additional associated risks

We plan to establish our own software development department in the future to expand our ability to design, build, and deliver solutions directly to customers. While this initiative is intended to enhance our competitiveness and diversify our offerings, it introduces new risks and uncertainties.

Developing proprietary software requires significant investment in personnel, infrastructure, and research and development. We may face challenges in recruiting and retaining qualified engineers, project managers, and technical staff, particularly in competitive labor markets. In addition, our internal development efforts may not yield commercially successful products, may encounter delays, or may fail to meet customer expectations.

Our entry into direct software development could also expose us to heightened risks related to intellectual property protection, product liability, and compliance with evolving regulatory frameworks governing software, data protection, and digital assets. Furthermore, building internal capabilities may strain our financial and operational resources, diverting management attention from our existing business model. If we are unable to successfully establish and manage our software development departments, or if the products we create do not achieve market acceptance, our business, financial condition, and operating results could be materially and adversely affected.

We currently do not maintain general liability insurance to safeguard against potential customer claims or other third-party liabilities.

We currently do not maintain general liability insurance to protect against potential customer claims or other third party actions. As a result, we remain fully exposed to any liabilities that may arise in connection with our operations, products, or services. In the event that we are subject to claims for damages, whether contractual, statutory, or otherwise, we would be required to satisfy such obligations directly from our own resources or third-party actions. As a result, we remain fully exposed to any liabilities that may arise in connection with our operations, products, or services.

The absence of general liability coverage could materially increase our operating losses and negatively impact our financial position, including reductions in net worth and working capital. Furthermore, defending against claims—even if ultimately unsuccessful—could require significant expenditures of time and money, diverting management’s attention from business operations and growth initiatives. Without adequate insurance protection, our ability to absorb unexpected liabilities is limited, which may adversely affect our long-term financial stability and overall business prospects.

Any litigations could prove costly and time-consuming to defend and may materially and adversely impact our business, financial condition, and results of operations.

From time to time, we expect to be subject to claims, lawsuits, and regulatory proceedings incidental to the conduct of our business. These matters may include, but are not limited to, claims for damages arising from the use of our products or services, disputes relating to intellectual property rights, employment and labor issues, commercial disagreements, competition and trade practices, environmental concerns, personal injury claims, and insurance coverage disputes. Certain proceedings may seek both compensatory and punitive damages.

Defending against such actions could divert management’s attention away from strategic and operational priorities, while also requiring significant financial resources. In addition, we may be required to pay substantial damage awards, settlements, or comply with unfavorable equitable remedies. Any insurance coverage or indemnification arrangements we maintain may be insufficient or unavailable to fully protect us against these potential exposures. As a result, litigation risks could materially and adversely affect our operations, profitability, and overall financial stability.

Risks Related to Our Securities

Our stock price may be highly volatile, and investors may lose all or part of their investment.

The market price of our ordinary shares is likely subject to significant volatility over short periods of time. Such fluctuations may result from factors specific to our company, as well as broader market, industry, and macroeconomic conditions. These include changes in analysts’ recommendations or earnings estimates, movements in foreign exchange rates, and general political or economic developments such as recessions, interest rate changes, or currency instability.

The market price of our securities could decline materially due to numerous factors, many of which are outside our control, including:

•	Results of product, service, and technological development by us or our competitors;

•	Regulatory actions or delays affecting our products or those of competitors;

•	Announcements of new products or technologies by us or competitors;

•	Market conditions in the software, web3, or broader technology sectors;

•	Adverse movements in foreign currency exchange rates impacting revenues or costs;

•	Intellectual property disputes, litigation, or unfavorable outcomes in legal proceedings;

•	Public concern or negative publicity regarding our products or industry;

•	Analyst estimate revisions or deviations from expected operating results;

•	Rumors or speculation relating to our company or competitors;

•	Changes in key personnel or management;

•	Shifts in customer procurement budgets or reimbursement policies; and

•	Developments relating to partnerships or acquisitions.

Any of these factors could cause the market price of our ordinary shares to decline significantly, potentially resulting in substantial losses for investors.

We lack an established market for our common stock, which may limit liquidity, impair valuation, and restrict our ability to raise capital.

Our common stock is not currently listed or traded on any national securities exchange, and there is no established public market for our shares. As a result, investors may find it difficult to determine the fair market value of their holdings or to liquidate their investment at desired times or prices. The absence of a liquid trading market creates significant uncertainty regarding the valuation of our common stock and may result in wide fluctuations in any future trading prices once our shares become publicly tradable.

Without an established market, shareholders may be forced to hold their shares for an indefinite period of time, and any attempt to sell shares may be limited to privately negotiated transactions, which could occur at prices substantially below the offering price or the perceived value of the Company. This illiquidity may also impair our ability to attract new investors, limit our access to capital markets, and restrict our ability to raise additional funds through equity offerings.

Furthermore, the lack of a trading market may reduce analyst coverage and institutional investor interest, which are often critical to building market confidence and sustaining liquidity. If an active and liquid market for our common stock does not develop or is not maintained, investors may experience difficulty in reselling their shares, diminished valuations, and reduced confidence in our Company. These factors could materially and adversely affect the market price of our common stock, our ability to raise capital, and overall investor sentiment toward our business.

As a foreign private issuer, we are subject to different disclosure and corporate governance requirements than U.S. domestic issuers, which may limit investor protections.

Because we qualify as a foreign private issuer under U.S. securities laws, we are permitted to follow certain home-country corporate governance practices instead of those otherwise applicable to U.S. domestic issuers listed on U.S. exchanges. As a result, our shareholders may not have the same protections afforded to investors in companies that are subject to all the corporate governance requirements of the Exchange Act and the rules of the SEC and U.S. exchanges.

In addition, as a foreign private issuer, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic issuers, including:

-	the requirement to file quarterly reports on Form 10-Q and current reports on Form 8-K;
-	proxy rules applicable to U.S. issuers; and
-	certain insider reporting and short-swing profit rules under Section 16 of the Exchange Act.

We are required to file annual reports on Form 20-F and furnish certain information on Form 6-K, but investors may receive less timely or less detailed information about us than they would from a U.S. domestic issuer. This reduced disclosure frequency and flexibility in governance practices may make our common stock less attractive to investors, could limit analyst coverage, and may result in lower trading volumes or increased volatility in our share price.

If investors perceive our foreign private issuer status as reducing transparency or limiting shareholder rights, our reputation, investor confidence, and ability to raise capital in U.S. markets could be materially and adversely affected.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements, which may limit investor protections.

We qualify as an “emerging growth company” under the JOBS Act as codified in Section(2)(a)(19) of the Securities Act of 1933 and in the United States Code at 15 USC § 77b(a)(19). As such, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

2(a)(19) The term ‘‘emerging growth company’’ means an issuer that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. An issuer that is an emerging growth company as of the first day of that fiscal year shall continue to be deemed an emerging growth company until the earliest of: (A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more; (B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title; (C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (D) the date on which such issuer is deemed to be a ‘‘large accelerated filer’’, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.

For so long as we are an emerging growth company, we will not be required to:

-	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
-	provide an auditor attestation with respect to management’s report on the effectiveness of our internal controls over financial reporting;
-	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
-	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
-	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

Additionally, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided by Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this permitted extended transition period. Because of this, our future financial statements may not be comparable to the financial statements of other companies that are required to comply with such new or revised accounting standards.

We may continue to take advantage of these exemptions until we no longer qualify as an emerging growth company, which could be up to five years following the completion of this offering, or until we earlier cease to qualify due to exceeding certain revenue or market capitalization thresholds. If investors perceive our reliance on these exemptions as reducing the quality of our disclosure or limiting shareholder rights, the market price of our common stock and our ability to raise capital could be materially and adversely affected.

Item 4: Information About Kheoba Limited

A. History and Development of the Company

Kheoba Corp. (KHEOBA Nevada) was incorporated in the State of Nevada, United States, on July 27, 2021. It was established as a development-stage company with a primary focus on tourist programs and software sales. Initially, KHEOBA Nevada aimed to create an online platform for private and group adventures. During KHEOBA Nevada’s early stages, the company tested various tour packages, including Georgian wine tours, Caucasus Mountains retreats, Old Tbilisi tours, Tenerife wine tours, and beginner surf lessons in Tenerife. These pilot programs were intended to validate the company’s business model and online platform features.

On January 10, 2025, KHEOBA Nevada underwent significant organizational changes. Mr. Tien Seng Tong acquired a controlling 74% equity stake in the company, leading to a change in leadership. Existing directors: Mr. Gaga Gvenetadze, Mr. Irakli Tatarishvili, and Mr. Giorgi Sambadze, resigned, and Mr. Ka Miew Hon was appointed as the new President, Chief Executive Officer and Chief Financial Officer. Mr. Hon, with over 20 years of experience in enterprise software, cloud computing, and emerging technologies, was tasked with driving the company’s expansion into the Asia-Pacific market.

In February 2025, the Company established wholly owned subsidiaries in Singapore and Hong Kong to conduct its software solutions business. The Singapore subsidiary, KHOB Pte. Ltd., is of particular strategic importance, serving as the regional headquarters for business development and client engagement in Asia.

On May 14, 2025, Kheoba Limited (KHEOBA BVI) was incorporated under the laws of British Virgin Islands.

On July 29, 2025, our board of directors determined that it is in the best interests of the Company to change our jurisdiction of incorporation from Nevada to the British Virgin Islands (the “Reincorporation”). The Majority Stockholder has executed a Written Consent approving the Reincorporation. In connection with the merger, each outstanding share of the Company’s common stock and each option to purchase common stock was exchanged, on a one-for-one basis, for Class A ordinary shares and options to purchase Class A ordinary shares of KHEOBA BVI, respectively. To facilitate the Reincorporation Merger, KHEOBA BVI formed a wholly owned subsidiary in the British Virgin Islands, Merger Sub, on May 27, 2025. KHEOBA BVI currently owns all the issued shares of Merger Sub, consisting of 50,000 Class A ordinary shares. KHEOBA Nevada has merged with KHOB Merge Sub Limited (Merge Sub), with Merge Sub as the surviving entity. KHEOBA Nevada’s will cease as a corporate entity.

On January 12, 2026, we completed a merger under the Agreement and Plan of Merger and Reorganization dated August 17, 2025 (the “Merger Agreement”). In this transaction, KHEOBA Nevada merged into Merger Sub, with Merger Sub continuing as the surviving company and remaining a wholly owned subsidiary of KHEOBA BVI. At the effective time of the merger, each share of KHEOBA Nevada common stock, par value $0.001 per share, was exchanged for one Class A ordinary share of the Company.

The chart below summarizes our corporate structure as of the date of this annual report:

B. Business Overview

Our Purpose and Vision

Our mission is to empower enterprises with mission-critical software infrastructure that drives operational excellence and facilitates seamless digital transformation. We provide the tools necessary to streamline complex management processes, enabling our clients to unlock new growth vectors and adapt swiftly to dynamic market conditions.

We envision a business landscape where organizations of all sizes are equipped with the technological resilience to thrive amidst change. We strive to be the strategic partner of choice, helping clients anticipate market shifts and realize their full potential through scalable, innovative solutions.

Strategic Focus

•	Operational Efficiency: We deliver integrated solutions that simplify cross-platform management and optimize day-to-day workflows.
•	Scalability & Resilience: Our technology is designed to future-proof businesses, ensuring they remain agile and robust in an evolving global marketplace.
•	End-to-End Value Creation: From internal process optimization to enhanced customer engagement, we are committed to generating lasting value and sustainable competitive advantages for our stakeholders.

Corporate Background

KHEOBA Nevada was incorporated in Nevada in 2021 and initially focused on providing software solutions tailored to the tourism industry in Europe. In January 2025, KHEOBA Nevada underwent significant transformation as Mr. Tien Seng Tong acquired a controlling interest in the Company, holding approximately 74% of the outstanding common shares.

Since then, the Company has expanded its scope to include enterprise software consulting, customization, and sales of Customer Relationship Management (CRM) and Enterprise Resource Planning (ERP) modules, particularly in Asia following the establishment of subsidiaries in Singapore and Hong Kong. These offices serve as operational and administrative hubs supporting the Group’s expansion and business development in the Asia-Pacific region.

On July 29, 2025, our board of directors approved the prospectus for a merger between KHEOBA Nevada and our British Virgin Islands subsidiary, KHOB Merge Sub Limited. The merger was undertaken on January 12, 2026, to enhance corporate flexibility, reduce operating costs, and improve access to capital markets. Following the transaction, KHOB Merge Sub Limited became the surviving entity, and the Singaporean and Hong Kong subsidiaries previously held under KHEOBA Nevada were effectively consolidated as subsidiaries of KHOB Merge Sub Limited. KHEOBA Nevada ’s corporate existence will cease post completion of the merger.

Products and Services

Between 2023 and 2024, Kheoba Corp. focused on sales of software tailored to the travel industry, with particular emphasis in Georgia, the Caucasus mountain region, and Tenerife, Spain. Pilot programs included offerings such as the Georgian wine tour, the Caucasus mountain retreat, the Old Tbilisi tour, the Tenerife wine tour, and beginner surf lessons. These pilot programs were intended to validate the company’s business model and online platform features.

Following a major transformation and reorganization in January 2025, Kheoba Corp. broadened its scope beyond the travel sector and now delivers software solutions and web3 consulting services to a diverse range of small and medium-sized enterprises across multiple industries and geographic regions.

After January 2025, our products and services are customized to meet the unique requirements of each client, delivered on a case-by-case basis. We equip customers with a wide range of tools designed to address their specific management, operating, and technical needs, including but not limited to:

-	Centralized Data Storage: Secure repository for client and lead information, including contacts, communication history, and account notes.
-	Sales Pipeline Management: Customizable stages to visualize, track, and prioritize opportunities for faster deal closure.
-	Lead & Opportunity Tracking: Capture leads from multiple sources and manage progress with automated workflows.
-	Task & Activity Management: Assign tasks, set reminders, and monitor follow-ups for effective engagement.
-	Email Integration: Seamless connectivity with Outlook and Gmail for direct communication management.
-	Reporting & Analytics: Real-time dashboards and reports on sales, customer engagement, and marketing performance.
-	Marketing Campaigns: Plan, execute, and analyze email campaigns and promotions within the CRM.
-	Customizable Workflows: Adapt fields, roles, and processes to fit business needs.
-	Mobile Access: Secure access via mobile apps and responsive web interfaces.
-	Third-Party Integrations: API connections with ERP, accounting, and customer support systems.
-	User Training: User manuals, API guides, and sessions of system administration training for staff.

We also began offering Web3 consulting services, which includes but are not limited to:

-	Tokenomics Consulting: Provide guidance to develop economic models for tokens, including supply, distribution, and incentive structures.
-	DAO Governance Recommendations: Providing guidance on decision-making processes, voting mechanisms, and community participation for decentralized organizations.
-	Ecosystem Stakeholder Mapping: Identifying and analyzing key participants, partners, and influencers within the broader ecosystem.
-	Competitive SWOT Analysis: Evaluating competitors and conducting a strengths, weaknesses, opportunities, and threats assessment to inform strategy.
-	Regulatory Exposure Analysis: Assessing potential legal and compliance risks across jurisdictions to ensure adherence to applicable regulations.

Our approach is technology-agnostic and tailored to each project’s unique goals. We do not engage in the issuance, sale, or trading of tokens, nor do we provide financial, legal, or investment advice.

Seasonality

Historically, KHEOBA Nevada has derived the majority of its tourism-related revenue during the first quarter of each fiscal year, reflecting the heightened demand associated with the winter holiday season and New Year travel. This concentration of activity underscores the seasonal nature of the tourism segment, where customer inflows are closely tied to holiday calendars and discretionary spending patterns.

In contrast, the company’s software consulting operations during the 2025 fiscal year exhibited a stable and consistent revenue profile. Although this business segment has only three quarters of operating history, results from both Q2 to Q4 reflected comparable revenue levels, suggesting limited variability to date. Unlike the tourism business, which is subject to seasonal peaks, consulting revenues are primarily influenced by enterprise demand cycles and broader economic conditions, rather than calendar-driven factors.

Sales and Marketing

Since establishing wholly owned subsidiaries in Singapore and Hong Kong in February 2025, we have concentrated our business development efforts in the Asia-Pacific region, leveraging these locations as operational hubs to support client acquisition and relationship management. We focus on strategic partnerships and targeted outreach to small and medium-sized enterprises (“SMEs”) seeking software consulting, customization, and Web3 advisory services, while our marketing efforts highlight our ability to deliver tailored solutions designed to improve operational efficiency, enhance scalability, and support digital transformation. We position ourselves as technology-agnostic partners who align specific software modules with clients' unique operational requirements and aim to build long-term client relationships by delivering customized solutions and ongoing support.

Quality Control

We maintain strict quality control standards to ensure the reliability and effectiveness of our software solutions and consulting services. We implement a rigorous vetting process for all suppliers, verifying their technical capabilities and adherence to industry standards before engagement. Internally, our team continuously monitors service delivery—ranging from CRM customization to Web3 advisory—to ensure that all modular components and strategic recommendations align precisely with our clients' operational requirements and performance expectations.

Competition

The markets for enterprise software consulting, software solutions, and Web3 advisory services are highly competitive and fragmented. We compete with a wide range of participants, including established enterprise software vendors, independent software consulting firms, system integrators, and specialized Web3 advisory firms, many of which have longer operating histories, greater financial resources, broader brand recognition, and larger customer bases. Our ability to compete depends on factors such as the quality and reliability of our consulting services, responsiveness to client needs, customized and flexible solutions, relationships with software developers and partners, and our presence in key geographic markets including the Asia-Pacific. Increased competition or new market entrants may adversely affect our ability to attract and retain clients; however, we believe our focus on tailoring solutions to the specific needs of SMEs provides a competitive advantage in our target markets.

Intellectual Property, Proprietary Rights and Licenses

Some or all of our clients may require access to third-party software solutions that we help them adopt and implement. We rely on a combination of statutory and common law protections, including trade secret, copyright, patent, and trademark laws, as well as confidentiality arrangements and technical safeguards, to establish and protect our proprietary rights in the services we provide.

Our business also depends, in part, on technology developed by third parties, which may be embedded in the solutions we help customers implement or otherwise integrated into their operations. We have entered, and expect to continue entering into, numerous arrangements with third-party software providers whose products we connect to our customers. Any disruption in our ability to secure or maintain access to such third-party technology could adversely affect our ability to deliver services, generate revenues, and support customer adoption.

Description of Properties

We maintain a lean and strategic property footprint to support our business operations. Our primary operational hubs are located in Singapore and Hong Kong, with additional administrative functions managed remotely.

-	Singapore: Our subsidiary,KHOB Pte. Ltd., operates from leased office premises in Eunos Techpark, Singapore, serving as the regional headquarters for business development, client engagement, and administrative operations in the Asia-Pacific region. The Singapore office is central to our expansion strategy and supports our software development, consulting, and Web3 initiatives.
-	Hong Kong: KHOB Limited, another subsidiary, primarily for administrative and operational support.

Our leased properties are utilized for client consulting, sales and marketing, and administrative functions. As of October 31, 2025, we have no owned real estate and relies on short-term and flexible lease agreements to align with our growth strategy and operational needs. Our right-of-use assets for leased properties totaled $36,764 as of October 31, 2025.

We do not anticipate any significant encumbrances or environmental liabilities related to its leased properties. We will continuously evaluate our property portfolio to ensure it meets the demands of our hybrid work model and supports future expansion, particularly in the Asia-Pacific region. As the company scales, we may explore additional co-working spaces or satellite offices to accommodate growth in key markets. There are no material construction or renovation projects currently underway.

Regulatory Authorities

British Virgin Islands

BVI Financial Services Commission (FSC):

As a BVI entity, Kheoba BVI is subject to the oversight of the BVI Financial Services Commission, which regulates corporate governance, financial reporting, and anti-money laundering (AML) compliance. The material effects of government regulation on KHOB Limited primarily relate to its obligations under British Virgin Islands law and international compliance standards. To maintain good standing, the company must adhere to BVI requirements, including annual filings, maintenance of beneficial ownership registers, and satisfaction of economic substance rules. While the BVI’s tax-neutral regime provides operational flexibility, Kheoba BVI is also required to comply with global tax transparency frameworks such as the Common Reporting Standard (CRS) and the Foreign Account Tax Compliance Act (FATCA). Failure to meet these obligations could expose the company to penalties, reputational harm, and potential operational disruptions, thereby materially affecting its business.

Singapore

Monetary Authority of Singapore (MAS):

MAS is the primary regulator for financial services, digital payment tokens, and blockchain-based businesses in Singapore. Kheoba’s web3 and software operations in Singapore fall under MAS oversight, particularly for activities involving crypto assets, tokenization, and digital payments. Kheoba does not engage in the issuance, sale, or trading of tokens, nor do we provide financial, or investment advice.

Personal Data Protection Commission (PDPC):

The Personal Data Protection Commission (PDPC) enforces Singapore’s Personal Data Protection Act (PDPA), which establishes a comprehensive framework governing the collection, use, and disclosure of personal data. As Kheoba delivers software solutions that process sensitive customer and enterprise information, strict adherence to PDPA requirements is essential to avoid regulatory penalties and safeguard client trust. Compliance obligations under the PDPA extend beyond technical safeguards and require the company to implement robust data security infrastructure, conduct regular audits, and ensure that personal data is collected and processed only for legitimate business purposes.

Infocomm Media Development Authority (IMDA):

The Infocomm Media Development Authority (IMDA) regulates cybersecurity, data innovation, and digital infrastructure in Singapore, establishing standards that directly impact technology companies operating in the region. For Kheoba, compliance with IMDA’s guidelines is essential to ensure that its software solutions meet national requirements for resilience, interoperability, and security. This is particularly relevant in advanced sectors such as artificial intelligence, cloud computing, and enterprise digital platforms, where IMDA sets frameworks for responsible innovation and data governance.

Hong Kong

Office of the Privacy Commissioner for Personal Data (PCPD):

The Office of the Privacy Commissioner for Personal Data (PCPD) is the regulatory authority responsible for enforcing Hong Kong’s Personal Data (Privacy) Ordinance (PDPO), which establishes the legal framework for data privacy and protection. The PDPO governs the collection, use, storage, and disclosure of personal data, and imposes obligations on organizations to ensure that such data is handled responsibly and securely. For Kheoba, whose software solutions process sensitive customer and enterprise information, compliance with PDPO requirements is critical to maintaining trust with clients and avoiding regulatory penalties.

Adherence to the PDPO requires Kheoba to implement robust data governance policies, establish clear procedures for obtaining consent, and ensure that personal data is used only for specified and legitimate purposes. The company may also adopt technical safeguards such as encryption, access controls, and regular security audits to mitigate risks of unauthorized access or data breaches. In addition, PDPO compliance necessitates employee training and the appointment of data protection officers to oversee internal practices and ensure accountability.

Failure to comply with PDPO obligations could expose Kheoba to significant legal liabilities, fines, and reputational damage, which may adversely affect its ability to attract and retain clients in Hong Kong and across Asia. Conversely, strong compliance enhances the company’s credibility and positions it as a trusted provider of enterprise software solutions in a region where data privacy concerns are increasingly central to customer decision-making.

C. Organizational Structure

We own a wholly-owned subsidiary incorporated in the British Virgin Islands, which has been merged with KHEOBA Nevada on January 12, 2026. Through this transaction, we effectively acquired three additional subsidiaries:

-	KHOB PTE. LTD. (Singapore) – designated as our Asia Pacific headquarters, this entity oversees activities and manages client engagement across the region.
-	KHOB LIMITED (Hong Kong) – formed to provide support functions and regional coordination.
-	Easy Smart Tech Limited (Hong Kong) has not commenced operations as of October 31, 2025.

Collectively, these subsidiaries extend our operational footprint into Asia, strengthening our international presence and diversifying our business activities. Among them,KHOB Pte. Ltd. in Singapore contributes the majority of our consolidated revenue, reflecting its central role in driving client services.

For descriptions of our organizational structure and subsidiaries as of the date of this annual report, please see “Item 3. Key Information—Our Holding Company Structure.”

D. Property, Plants and Equipment

We own limited amount of computer equipment and office supplies.

Item 4A. Unresolved Staff Comments

None.

Item 5: Operating and Financial Review and Prospectus

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those set forth in “Item 3. Key Information – D. Risk Factors.” All amounts included herein with respect to the years ended October 31, 2025 and 2024 are derived from our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Background

Kheoba Limited was established on May 14, 2025 under the laws of British Virgin Islands. Kheoba Limited and its subsidiaries currently offer tailored services to our clients, designing and providing software solution and web3 consulting services to mostly small and medium sized businesses.

In 2023 and 2024, Kheoba Corp. (KHEOBA Nevada) operated in the tourism and travel industry. After Mr. Tien Seng Tong acquired a controlling 74% equity stake in the company, we have reorganized to operate in the software consulting industry for businesses beyond the travel sector. We have formed subsidiaries in Singapore (KHOB Pte. Ltd.) and Hong Kong (KHOB Limited) to expand our operation into the Asia-Pacific region. Currently, most of our current operations sources from these subsidiaries.

To enhance corporate flexibility, reduce costs, and improve access to capital markets by operating in a jurisdiction more familiar to current and prospective investors, we have formed Kheoba Limtied (KHEOBA BVI) and merged KHEOBA Nevada with our wholly owned subsidiary: KHOB Merge Sub Limited (Merge Sub), with Merge Sub emerging as the surviving entity and Kheoba Nevada will cease to exist.

Overview

Between 2023 and 2024, we have generated limited revenue and incurred net operating losses. After the significant transformation post-January 2025, we began generating significant revenue since Q2 after we shifted our focus to the broader software consulting sector. As a result, we have been generating a positive net income and healthy cash inflow for the year ended October 31, 2025.

The Software Consulting Market

The global software industry is experiencing sustained growth, fueled by widespread digital transformation across industries, the rapid adoption of cloud computing, and the integration of advanced technologies such as artificial intelligence and blockchain.

North America continues to be the largest contributor, while the Asia-Pacific region is emerging as the fastest-growing market. This acceleration is driven by significant investments in IT infrastructure and the increasing digitization of small and medium-sized enterprises (SMEs), positioning Asia-Pacific as a key engine of future industry growth.

A. Operating Results

Our 2025 Operating Results Compared to 2024 Operating Results

Revenue Performance by Segments

	Year ended October 31
	2025	2024	2023
Consultancy services	$660,000	$–	$–
Commission for software sales	394,930	–	–
Software solutions & Sales	105,128	7,000	–
Tourism Programs	–	34,055	16,000
Total Revenue	$1,160,058	$41,055	$16,000

For the fiscal year ended October 31, 2025, we generated total revenue of $1,160,058, representing a substantial increase compared to revenue of $41,055 in fiscal 2024.

This approximately 28-fold growth reflects the strategic shift in our business model following the leadership transition under Mr. Tien Seng Tong. The change in direction introduced software consultancy and commissions as new revenue streams, which significantly contributed to the improved financial performance.

Operating Expenses

Total operating expenses for the fiscal year ended October 31, 2025 were $682,743, compared to $75,350 in fiscal 2024. The increase primarily reflects costs associated with the expansion of our operations including the following:

-	Direct project costs consists primarily of outsourcing cost for software development and consulting and customization services, and support services fee for the tourism programs provided by our former officer and director, Gaga Gvenetadze, in 2024. These costs are charged to the consolidated statements of operations as incurred.
-	Personnel expenses from a larger staff base.
-	Operating lease expenses for office spaces.
-	Professional fees are mainly the service fees for audit, company secretary, legal, and other professional services which were necessary to support the scale and scope of our broadened business activities.
-	Other general and administrative expenses.

Operating Income and Operating Margin

For the fiscal year ended October 31, 2025, we recorded operating income of $477,315, compared to a operating loss of $34,295 in fiscal 2024. These figures imply an operating margin of 41.1% for 2025, compared to the negative margin from 2024. This turnaround reflects the combined impact of significantly higher revenue and the scaling of our operations under the revised business model. The introduction of software consultancy services following the leadership transition under Mr. Tien Seng Tong generated substantial new revenue streams, which more than offset the increase in operating expenses associated with business expansion.

Income Taxes

Income taxes are accounted for using the asset-and-liability method. Under this approach, deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities are measured using tax rates and laws currently enacted. A valuation allowance is established for deferred tax assets that, based on available evidence, are not expected to be realized.

We operate across three principal jurisdictions: Nevada (USA), Singapore, and Hong Kong SAR. Each jurisdiction offers distinct tax advantages that support our global business strategy.

Nevada does not impose a state corporate income tax, thereby reducing our overall state-level tax burden. Nonetheless, we remain subject to U.S. federal corporate income tax and may incur other state-level obligations, such as the Commerce Tax and Modified Business Tax, depending on revenue and payroll thresholds. As a Nevada-incorporated entity, dividends received from foreign subsidiaries are not subject to state taxation. At the federal level, dividends received from our wholly owned subsidiaries in Singapore and Hong Kong are taxable; however, under Section 245A of the Internal Revenue Code, we may qualify for a 100% dividends-received deduction on eligible foreign-source dividends, provided the subsidiaries meet the requirements for Controlled Foreign Corporations (CFCs). This structure enables us to optimize our global tax position while remaining compliant with U.S. tax regulations.

Singapore imposes a flat corporate income tax rate of 17%, with partial exemptions available to qualifying companies. The jurisdiction also operates a one-tier tax system, under which dividends are exempt from taxation at the shareholder level. Singapore’s transparent and business-friendly tax regime supports our regional operations through KHEOBA Singapore.

Hong Kong SAR applies a territorial tax system, taxing only profits sourced within Hong Kong. Its two-tiered profits tax regime levies a rate of 8.25% on the first HKD 2 million of profits and 16.5% on profits above that threshold. Offshore income is generally exempt, except where it falls under the refined Foreign-Sourced Income Exemption (FSIE) regime. This framework supports our operations through KHEOBA Hong Kong and Easy Smart.

Collectively, these tax environments allow us to optimize our global tax position while maintaining compliance with applicable laws and regulations.

Our 2024 Operating Results Compared to 2023 Operating Results

Our total revenue in 2024 was $41,055 compared to our 2023 revenue of $16,000. This $25,055 increase in revenue between the two fiscal periods is a result of an increase in volume of sales.

Total operating expenses amounted to $75,350 and $16,047 for the fiscal years ended October 31, 2024 and 2023, respectively. These expenses primarily consisted of general and administrative costs. The year-over-year increase of $59,303 in operating expenses for the fiscal year ended October 31, 2024 was mainly attributable to higher professional fees, increased marketing expenditures, and amortization expenses.

The net loss for the years ended October 31, 2024 and 2023 was $34,295 and $47, respectively. The net loss increased due to the increased costs of our operations.

B. Liquidity and Capital Resources

Liquidity Management

In 2023 and 2024, our primary source of cash were debt and equity sales. Cash were primarily used for operational expenses and investments into the development of KHEOBA Nevada’s website and software systems. The company experienced consecutive years of negative cash inflow until the end of 2024.

In 2025, after Mr. Tien Seng Tong reorganized the company and redefined our business direction, our cashflow turned positive after we generated a significant amount of revenue since Q2 the 2025 fiscal year. During these quarters, the majority of cash outflows sources from business operations and debt repayments.

We believe our liquid assets, combined with our accounts receivables are sufficient to meet the operating financing needs, enable currently planned capital expenditures, and support debt repayments in 2026.

Financial Debt

Financial debt is defined as the nominal volume of bank loans, commercial paper, private placements, and bonds.

As of October 31, 2025 and 2024, the balances of amount due to related parties were as follows:

		As of October 31,
Name of Related Party	Nature	2025	2024

Gaga Gvenetadze	Payment on behalf of the Company*	$–	$14,000
Gaga Gvenetadze	Interest-free loan*	$–	$4,065
Irakli Gunia	Interest-free loan*	$–	$12,945
Ka Miew Hon	Payment on behalf of the Company	$10,577	$–
Wong Sze Chung	Payment on behalf of the Company	$37,154	$–
Total		$47,731	$31,010

Notably, on January 17, 2025, we entered into an agreement with its former director, Mr. Gaga Gvenetadze, under which debt obligations totaling $21,115 were forgiven. This amount consisted of payment on behalf of the Company $14,000 and interest-free loan $4,065 as of October 31, 2024, of which $3,050 was added in January 2025.

In addition, we reached a separate agreement with Mr. Irakli Gunia, resulting in the forgiveness of a loan payable of $15,565, consisting of interest-free loan $12,945 as of October 31, 2024, of which $2,620 was added in December 2024.

As of October 31, 2025, the Company owed $47,731 to the Company’s certain executive officers, for the Company’s working capital purposes. The amount is outstanding and payable upon request.

Cash Flows and Liquidity

Cash represents cash in bank accounts and cash in escrow account. Cash in escrow account refers to funds held by a neutral third party, which will be transferred to the Company or its suppliers promptly upon the Company's instruction. Management believes that the Company is not exposed to any significant credit risk on cash. As of October 31, 2025 and 2024, the Company did not have any cash equivalents.

	October 31, 2025	October 31, 2024

Cash in bank accounts	$582,565	$–
Cash in escrow account*	100,918	1,097
Total	$683,483	$1,097

As of October 31, 2025, our total assets amounts to $940,154, primarily consisting of cash of $683,483 and accounts receivable of 187,828.

As of the end of fiscal year 2025, our total liabilities amounted to $505,967, consisting of $331,402 in accounts payable, $47,731 due to related parties, $83,922 in income tax payable, $27,586 in current operating lease liabilities, $9,213 in non-current lease liabilities, and $6,113 in other current liabilities.

Cash Flows Analysis

For the Years Ended October 31, 2025 and 2024

For the years ended October 31, 2025 and 2024 the cash flow statement numbers are as follow:

	For the Years ended
	October 31, 2025	October 31, 2024
Cash flows provided by (used in) operating activities	$676,735	$(23,131)
Cash flows used in investing activities	$–	$(21,130)
Cash flows provided by financing activities	$5,670	$28,580
Net increase (decrease) in cash and equivalents	$682,386	$(15,681)

Cash Flows from Operating Activities

In fiscal 2025, cash inflows from operating activities totaled $676,735, compared to net cash outflows of $23,131 in fiscal 2024. The improvement primarily reflects the Company’s transition to profitability, with net income of $430,073 in 2025 compared to a net loss of $34,295 in 2024. Operating cash generation was further supported by increased accounts payable of $330,004, higher income tax payable of $83,922, and amounts due to related parties of $47,731. These inflows were partially offset by increases in accounts receivable ($187,828) and other receivables and prepaid expenses ($4,845). The strong operating cash flow underscores the scalability of the Company’s revised business model and improved working capital management.

Cash Flows from Investing Activities

Cash outflows from investing activities were nil in fiscal 2025, compared to $21,130 in fiscal 2024. In the prior year, the Company invested in website and software development costs, totaling $21,130. No comparable expenditures were made in fiscal 2025, reflecting management’s focus on consolidating operations and leveraging existing technology assets. Capital expenditure remained modest, consistent with the Company’s asset-light consultancy and software development model.

Cash Flows from Financing Activities

Cash inflows from financing activities amounted to $5,670 in fiscal 2025, compared to $28,580 in fiscal 2024. In 2025, financing cash flows were primarily attributable to related party loans $3,050 and loan proceeds $2,620. In fiscal 2024, financing activities included proceeds from the issuance of ordinary shares $15,940 and loans payable $12,945. The reduced reliance on financing in 2025 reflects the Company’s ability to fund operations through internally generated cash flows.

Net Change in Cash

As a result of the above, cash and cash equivalents increased by $682,386 in fiscal 2025, compared to a decrease of $15,681 in fiscal 2024. The Company ended fiscal 2025 with cash and equivalents of $683,483, compared to $1,097 at the end of fiscal 2024. The significant improvement in liquidity provides a stronger foundation for supporting future growth initiatives and mitigating working capital risks.

Cash Flows Analysis

For the Years Ended October 31, 2024 and 2023

For the years ended October 31, 2024 and 2023 the cash flow statement numbers are as follow:

	For the Years ended
	October 31, 2024	October 31, 2023
Cash flows provided by (used in) operating activities	$(23,131)	$(11,127)
Cash flows used in investing activities	$(21,130)	$–
Cash flows provided by financing activities	$28,580	$25,900
Net increase (decrease) in cash and equivalents	$(15,681)	$14,773

Cash Flows from Operating Activities

For the years ended October 31, 2024 and 2023 net cash flows used by operating activities was $23,131 and $11,127, respectively.

Cash Flows from Investing Activities

For the years ended October 31, 2024 and 2023 net cash flows used in investing activities was $21,130 and $0, respectively.

Cash Flows from Financing Activities

For the years ended October 31, 2024 and 2023 net cash flows provided by financing activities was $28,580 and $25,900, respectively

C. Research and Development, Patents and Licenses, etc.

In 2024, during the website application and infrastructure development stage, we relied on Codification 350-50-25-7, which states “Costs to obtain and register an internet domain shall be capitalized under Section 350-30-25”. Codification 350-50-25-6 states “Costs incurred to purchase software tools, or costs incurred during the application development stage for internally developed tools, shall be capitalized”.

Based on the above, we capitalized $3,500 in May 2023, and $8,130 in January 2024, under website development costs. Additionally, we capitalized $13,000 of software development costs in January 2024.

No research and development expenses were incurred in the 2025 fiscal year.

D. Trend Information

Production, Sales, and Revenue Trends

We have undergone a significant transformation in our business model, shifting from a tourism-focused software operation to a software solutions and consulting company, with a growing emphasis on Web3 technologies. For the year ended October 31, 2025, we generated $1,160,058 in revenue, compared to $41,055 in fiscal 2024. This growth was primarily driven by software consulting and customization services in CRM, ERP, and Web3 solutions contributing $660,000, commission for software sales, which accounted for $394,930 of total revenue, and software solutions generating $105,128. Our strategic pivot away from tourism toward software and consulting services has resulted in a more stable and scalable revenue stream, less susceptible to seasonal fluctuations.

Our sales pipeline has expanded significantly in 2025, with a growing number of long-term consulting contracts and software development projects in the Asia-Pacific region. While our client concentration remains high, with the top five clients accounting for 83% of total revenue in the year ended October 31, 2025, this concentration reflects strong relationships with key enterprise clients.

Cost and Selling Price Trends

Our direct project costs increased to $374,231 for the year ended October 31, 2025, up from $14,000 in the same period of 2024. This rise was attributable to higher software development costs from third-party contractor fees, and the expansion of consulting services requiring specialized expertise and higher labor costs. As a percentage of revenue, direct project costs remains relatively low at 32.3%, reflecting the high-margin nature of our software and consulting business.

General and administrative expenses increased significantly for the year ended October 31, 2025. This increase was driven by our expansion into Singapore and Hong Kong, including lease costs, legal fees, and compliance expenses, as well as the hiring of additional personnel to support growth in the Asia-Pacific region, in which staff costs and employee benefits increased from nil in 2024 to $120,875 in 2025, and operating lease expenses increased from nil in 2024 to $18,350 in 2025. Professional fees increased from $48,486 in 2024 to $107,792 in 2025, primarily related to legal, accounting, and regulatory compliance as we established new subsidiaries and navigated international regulations.

Our pricing model for software and consulting services is project-based or commission-based, with rates determined by the complexity of the solution or engagement and market demand for specialized services such as Web3 and blockchain integration. We have not experienced significant downward pressure on pricing, as our services are tailored to niche markets with limited competition.

Known Trends, Uncertainties, and Commitments

We anticipate several trends and uncertainties that may impact our financial performance in the current and upcoming financial years. We expect continued revenue growth in our software and consulting segments, driven by expansion in the Asia-Pacific market through KHOB Pte. Ltd. (Singapore) and KHOB LIMITED (Hong Kong), as well as increased demand for Web3 and blockchain solutions as businesses adopt decentralized technologies. We are actively diversifying our client base to reduce concentration risk and secure recurring revenue streams. We operate in highly regulated markets, particularly in Singapore and Hong Kong, where compliance with data privacy, financial regulations is critical.

Global economic uncertainty, including inflation and geopolitical tensions, could impact client spending on software and consulting services. Currency fluctuations, particularly in SGD and HKD, may also affect our financial results, as a portion of our revenue and expenses are denominated in these currencies. Our reliance on third-party developers and contractors for software delivery introduces operational risks, including potential delays or quality issues. To mitigate these risks, we plan to invest in internal capabilities of developing software modules for our customers, in order to reduce dependency on external partners and improve delivery timelines.

The software and consulting markets are highly competitive, with numerous global and regional players. We differentiate ourselves through specialized expertise in Web3 and blockchain, tailored solutions for SMEs in the Asia-Pacific region and strong client relationships. We plan to further improve our competitive advantage by developing software in-house through a modular software approach.

Our liquidity position has improved significantly, with $683,483 in cash and cash equivalents as of October 31, 2025, compared to $1,097 at the end of fiscal 2024. We expect to maintain positive operating cash flows but may seek additional financing, whether equity or debt, to fund expansion, research and development, and strategic acquisitions.

E. Critical Accounting Estimates

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, Revenue from contracts with customers (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the considerations that the Company expects to receive in exchange for those goods.

The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv)allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Recent Accounting Pronouncements

The Company has reviewed all the recent accounting pronouncements issued to date of the issuance of these financial statements and does not believe any of these pronouncements will have a material impact on the Company’s financial reporting.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of the date of this annual report on Form 20-F. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314.

Name	Age	Position	Since
Tien Seng Tong	44	Sole Director	May 14, 2025
Ka Miew Hon	47	President, Chief Executive Officer, Treasurer, and Chief Financial Officer, Chief Accounting Officer and Secretary	January 14, 2025

Mr. Tien Seng Tong has been our director since May 14, 2025. From November 2020 to November 2024, Mr. Tien Seng Tong served as a director at Normandy Advisory Services Sdn. Bhd. From 2018 to 2020, he held the position of operation director at Bestari Wholesale Sdn. Bhd.. From December 2003 to January 2018, he worked as a senior manager at TESCO. Mr. Tong graduated from University Sains Malaysia in 2003 with a Bachelor of Software Engineering degree. Mr. Tong is well-qualified to serve as a director due to his extensive experience in the IT industry and management.

Mr. Ka Miew Hon brings over two decades of experience in the information technology industry, with expertise in enterprise software, cloud computing, and emerging technologies. He earned a bachelor’s degree in computer science from Universiti Teknologi Malaysia in 2000. From 2019 to 2024, he served as Development Director at Buzz Interactive, where he strengthened workflow efficiency and enhanced client support services. Prior to that, he held a leadership role at Snappymob (2014–2019), where he spearheaded the modernization of legacy systems and advanced user interface design. Earlier in his career at XOX Malaysia, he was responsible for integrating ERP and CRM platforms. Mr. Hon is dedicated to driving innovation and cultivating collaborative engineering teams to advance technological solutions.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

B. Compensation

Our director, Mr.Ka Miew Hon did not receive any compensation or renumeration in 2025.

Our previous directors, Mr. Gaga Gvenetadze, Mr. Irakli Tatarishvili, and Mr. Giorgi Sambadze did not receive any compensation or renumeration between 2023 and 2025.

C. Board Practices

Our current sole director, Mr. Tien Seng Tong, was appointed on May 14, 2025, and intends to remain in the director position for the foreseeable future. Mr. Ka Miew Hon, our President, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Treasurer, and Secretary, was appointed on January 14, 2025, and likewise does not plan to terminate his positions within the foreseeable future.

Election and Corporate Governance

Under our Amended and Restated Bylaws, directors are elected annually by the stockholders at the annual meeting. Each director serves a one-year term and until his or her successor is duly elected. Directors may be removed from office by stockholders holding not less than two-thirds of the voting power of the outstanding shares entitled to vote at an election of directors. Vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum is present, with such appointment lasting until the next annual meeting of stockholders. The Board of Directors is vested with broad authority to manage and control the property, business, and affairs of the Company, subject to applicable law, the Articles of Incorporation, and the Bylaws.

D. Employees

Headcount and Personnel Expense

We define headcount in FTE as the number of people on permanent employment contracts, taking into account their staffing percentage. The number of temporary employees is not material.

Between 2023 and 2024, we did not hire any additional employees. Our previous director, Mr. Gaga Gvenetadze, dedicated 20 hours per week to company matters, and was the sole employee of our company. He did not receive any management salary or monetary compensations as the company did not generate sufficient revenue.

After the resignation of the previous directors, there were two employees working at our company: Mr. Tien Seng Tong and Mr. Ka Miew Hon.

As of October 31, 2025, we hired three additional employees under KHEOBA BVI and its subsidiaries:

-	KHEOBA Singapore hired six employees.
-	KHEOBA Hong Kong hired two employees.

E. Share Ownership

Beneficial Ownership of Senior Management and Directors

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally reflects voting or investment authority over the securities. Ordinary shares subject to options that are currently exercisable, or exercisable within 60 days of the date of the table above, are considered outstanding for purposes of calculating the ownership percentage of the individual holding such options, but are not treated as outstanding for purposes of calculating the ownership percentage of any other person. Except as otherwise noted in the footnotes, and subject to applicable community property laws, the individuals listed in the table below have sole voting and investment authority with respect to all shares reported as beneficially owned by them.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Tien Seng Tong	6,000,000	74.15%
Others	2,092,000	25.85%

Total	8,092,000	100.00%

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

Mr. Tien Seng Tong is the only major shareholder on record and holds 6,000,000 shares out of 8,092,000 total common shares outstanding, representing a 74.15% beneficiary ownership over the company. For more information, please see “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

B. Related Party Transactions

Nature of relationships with related parties:

Name	Relationship with the Company
Gaga Gvenetadze	the Company’s former director
Ka Miew Hon	Chief Executive Officer of the Company
Wong Sze Chung	employee of the Company

Balances with related parties

As of October 31, 2025, 2024 and 2023, the balances of amount due to related parties were as follows:

		As of October 31,
Name of Related Party	Nature	2025	2024	2023

Gaga Gvenetadze	Payment on behalf of the Company*	$–	$14,000	$–
Gaga Gvenetadze	Interest-free loan*	$–	$4,065	$4,370
Irakli Gunia	Interest-free loan*	$–	$12,945	$–
Ka Miew Hon	Payment on behalf of the Company	$10,577	$–	$–
Wong Sze Chung	Payment on behalf of the Company	$37,154	$–	$–
Total		$47,731	$31,010	$4,370

On January 17, 2025, we entered into an agreement with its former director, Mr. Gaga Gvenetadze, under which debt obligations totaling $21,115 were forgiven. This amount consisted of payment on behalf of the Company $14,000 and interest-free loan $4,065 as at October 31, 2024, of which $3,050 was added in January 2025.

In addition, we reached a separate agreement with Mr. Irakli Gunia, resulting in the forgiveness of a loan payable of $15,565, consisted of interest-free loan $12,945 as at October 31, 2024, of which $2,620 was added in December 2024.

As of October 31, 2025, the Company owed $47,731 to the Company’s certain executive officers, for the Company’s working capital purposes. The amount is unsecured, non-interest bearing, and payable on demand.

C. Interests of Experts and Counsel

Not Applicable

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Please view Item 18 for our consolidated financial statements.

Legal Proceedings

We are not currently involved in any material legal, arbitration, or governmental proceedings, nor are we aware of any such proceedings pending against us.

Dividend Policy

We have not paid cash dividends to our shareholders to date. Our current intention is to retain future earnings to support the growth and development of our business, and we do not expect to declare or pay cash dividends on our ordinary shares in the foreseeable future. Any future determination regarding dividends will be made by our Board of Directors and will take into account a variety of factors, including our operating results, financial position, liquidity requirements, future business prospects, contractual obligations, and any other considerations the Board of Directors deems relevant.

B. Significant Changes

Not Applicable.

Item 9: The Offer and Listing

A. Offer and Listing Details

Not Applicable.

B. Plan of Distribution

Not Applicable.

C. Markets

Our Class A Ordinary Shares are currently quoted on the OTCQB tier (the “OTCQB”) of the OTC Markets Group, under the symbol “KHOBF.”

We are not listed or quoted on any other organized securities markets outside the United States. Accordingly, the OTCQB is our sole principal trading market.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10: Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Incorporation by reference: The information required by Item 10.B has been previously reported in our Memorandum and Articles of Association filed as Exhibit 3.4 to our current report Form F-4 filed on November 28, 2025. As there have been no changes to these provisions since that filing, we incorporate such information herein by reference to Exhibit 1.1 as filed with the Securities and Exchange Commission via EDGAR.

C. Material Contracts

Not Applicable.

D. Exchange Controls

At the present time, neither Hong Kong nor Singapore currently impose foreign exchange controls that restrict the import or export of capital, and both jurisdictions maintain freely convertible currencies. As a result, cash and cash equivalents held in HKD or USD by the group are generally available for use without restriction. Hong Kong does not impose limitations on the remittance of dividends, interest, or other payments to non-resident holders of securities, provided such transfers comply with applicable anti-money laundering and tax reporting requirements. Similarly, Singapore does not restrict the repatriation of profits or capital, and dividends or other payments may be remitted abroad without prior approval. Accordingly, the company’s ability to move capital between jurisdictions and to remit dividends or other distributions to non-resident shareholders is not subject to governmental limitations, other than routine compliance with tax, anti-money laundering, and financial reporting obligations.

E. Taxation

British Virgin Islands Taxation

KHEOBA BVI, and our wholly owned subsidiary, Merge Sub, are incorporated under the laws of the British Virgin Islands (“BVI”). Under current BVI law, there is no income tax, capital gains tax, withholding tax, or other similar taxes imposed on companies incorporated in the BVI. Dividends paid by us to our shareholders are not subject to withholding tax in the BVI, and holders of our shares are not liable to pay BVI income tax in respect of dividends received. Shareholders are not subject to any BVI tax on gains realized on the sale or other disposition of our shares. The BVI has enacted economic substance legislation and beneficial ownership reporting requirements, but these do not impose direct taxation on shareholders.

Singapore Taxation

KHEOBA Singapore is subject to Singapore corporate income tax at a statutory rate of 17% on income accruing in or derived from Singapore or received in Singapore from outside Singapore. Singapore operates a territorial tax system, and dividends paid by KHEOBA Singapore to Merge Sub are generally exempt from withholding tax. However, certain payments such as royalties, interest, or technical service fees made to non-residents may be subject to Singapore withholding tax. Shareholders of Kheoba BVI are not directly subject to Singapore tax solely by virtue of holding our shares.

Hong Kong Taxation

KHEOBA Hong Kong is subject to profits tax under the Inland Revenue Ordinance on income arising in or derived from Hong Kong. The current profits tax rate is 16.5% for corporations (8.25% on the first HKD 2 million of assessable profits under the two-tiered regime). Hong Kong does not impose withholding tax on dividends or capital gains tax on the disposal of shares. Accordingly, dividends paid by KHEOBA Hong Kong to Merge Sub are not subject to Hong Kong withholding tax. Shareholders of KHEOBA BVI are not subject to Hong Kong tax solely by virtue of holding our shares. Our Hong Kong subsidiaries have not commenced any operations as of October 31, 2025.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company is subject to the reporting obligations of the Securities Exchange Act of 1934, as amended. In compliance with these requirements, we submit reports and provide other information to the U.S. Securities and Exchange Commission as a foreign private issuer. Copies of these filings, including this annual report and its exhibits, are publicly available on the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

We are not currently exposed to material market risks arising from derivative instruments, debt securities, or other financial instruments. As of the fiscal year ended October 31, 2025, we did not maintain any investments in market-sensitive instruments such as interest rate swaps, foreign currency hedges, or commodity futures. Accordingly, we have no quantitative information to present with respect to market risk in this section.

Our primary business activities involve the commercialization of enterprise resource planning (ERP) and customer relationship management (CRM) software solutions. While our operations are subject to general economic and currency fluctuations, we do not engage in trading or hedging activities that would expose us to significant market risk through financial instruments. Any exposure we face is limited to the ordinary course of business, such as fluctuations in foreign exchange rates affecting revenues and expenses denominated in currencies other than the U.S. dollar. These exposures are not considered material to our consolidated financial position or results of operations.

Item 12: Disclosure of Foreign Private Issuer Status and Use of Foreign GAAP

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not Applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults, dividend arrearages or delinquencies.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not Applicable.

Item 15: Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2025, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO - 2013”).

The company does not have an Audit Committee. Although not legally required to establish an Audit Committee, management believes that such a committee, including a financial expert, is an essential entity-level control for the company’s financial statements. Given the company’s limited operations and small size, we have not been able to hire personnel with the necessary accounting knowledge and expertise to ensure accurate financial reporting in accordance with US GAAP. Our resource constraints have also resulted in a lack of sufficient experienced accounting staff to maintain books and records or prepare US GAAP-compliant financial statements, which may delay the timely identification and resolution of accounting matters inherent in our financial transactions. Additionally, we have inadequate written policies and procedures for accounting and financial reporting, leading to an ineffective financial statement closing process. The company also suffers from a lack of segregation of duties.

We plan to take additional remedial measures, including: (1) hiring more qualified accounting personnel with relevant U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

The Company lacks appropriate information technology controls – As of October 31, 2025, the Company retains copies of all financial data and material agreements; however, there is no formal procedure or evidence of normal backup of the Company’s data or off-site storage of data in the event of theft, misplacement, or loss due to unmitigated factors.

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2025. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting occurred during the year ended October 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16: Reserved

A. Audit Committee Financial Expert

The Company has not established an Audit Committee. While we are not legally required to maintain one, management recognizes that an Audit Committee, particularly one that includes a financial expert, is an important control mechanism for ensuring the integrity of our financial reporting. Due to our limited operations and small organizational size, we have not yet engaged personnel with the accounting expertise necessary to fully support financial reporting in accordance with U.S. GAAP.

B. Code of Ethics

In fiscal 2025, KHEOBA’s Code of Ethics applied to all employees, managers, directors, and officers of the Company. The Code of Ethics serves as the primary ethical framework guiding the way KHEOBA conducts business and supports the Company’s long-term success. It is one of several global policies that provide clear guidance to employees, and newly acquired subsidiaries are required to adhere to the minimum standards set forth in the Code of Ethics.

Our Code of Ethics establishes standards for all dealings with customers, partners, competitors, and suppliers. These standards include requirements relating to confidentiality, loyalty, avoidance of conflicts of interest, prevention of bribery and corruption, data protection and privacy, and compliance with applicable competition laws.

A copy of the Company’s Global Code of Ethics and Business Conduct is filed as Exhibit 11.1 in this Form 20-F.

C. Principal Accountant Fees and Services

The following table sets forth the fees billed to our company for the years ended October 31, 2025, 2024 and 2023 for professional services rendered by the external bookkeeping and accounting service provider and the independent auditor:

Fees	2025	2024	2023
Audit Fees	$196,900	$15,000	$11,521
Audit Related Fees	–	–	–
Accounting Fees	12,000	–	–
Other Fees	–	–	–
Total Fees	$208,900	$15,000	$11,521

D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

F. Change in Registrant’s Certifying Accountant

On September 5, 2025, the Board of Directors of KHEOBA CORP. (i) approved the dismissal of Fruci & Associates II, PLLC (“Fruci”) as the Company’s independent registered public accounting firm and (ii) appointed Assentsure PAC (“Assenture”) as the Company’s independent registered public accounting firm for the fiscal year ending October 31, 2025, including performing reviews of the interim periods beginning with the period ending July 31, 2025.

The audit reports of Fruci on the Company’s financial statements as of and for the fiscal years ended October 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended October 31, 2024 and 2023, and the subsequent interim period through September 9, 2025, there were no: (i) “disagreements,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K under the Securities Act of 1933 (“Regulation S-K”) with Fruci on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Fruci, would have caused Fruci to make reference to the subject matter of such disagreements in connection with its audit reports on the Company’s financial statements as of and for the fiscal years ended October 31, 2024 and 2023, or (ii) reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K, other than, as previously disclosed in an amendment to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2025, a material weakness in internal control over financial reporting related to its controls over applying technical accounting guidance to nonrecurring events and transactions, including the design and maintenance of effective controls to evaluate the appropriate presentation of the amortization of intangible assets related to certain customer contracts within our statements of operations and comprehensive income (loss). To remediate this material weakness, the Company’s management is working with consultants to establish controls and protocols relating to the appropriate recognition and presentation of certain acquired assets and liabilities and related transactions.

The Company has provided Fruci with a copy of the disclosures in this Current Report on Form 8-K, and requested that Fruci provide the Company with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether Fruci agrees to the statements made by the Company herein. A copy of the letter from Fruci addressed to the SEC and dated as of September 9, 2025 is filed as Exhibit 16.1 to this Current Report on Form 8-K.

During the fiscal years ended October 31, 2024 and 2023, and the subsequent interim period through September 9, 2025, neither the Company nor anyone on the Company’s behalf consulted with Assenture with respect to either (i)(a) the application of accounting principles to a specified transaction, either completed or proposed, or (b) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided by Assenture to the Company that Assenture concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a “disagreement” or a “reportable event” (as these terms are defined in Item 304(a)(1) of Regulation S-K and the related instructions).

G. Corporate Governance

Not Applicable.

H. Mine Safety Disclosure

Not Applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

J. Insider Trading Policies

KHEOBA has adopted an Insider Trading Policy that govern the purchase, sale, and other dispositions of the Company’s securities. This policy apply to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that its insider trading policies and related procedures are reasonably designed to promote compliance with applicable insider trading laws, rules, regulations, and listing standards.

A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 in this Annual Report on Form 20-F.

K. Cybersecurity

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents.

A copy of our Cybersecurity Policy is filed as Exhibit 12.1 in this Annual Report.

PART III

Item 17: Financial Statements

Not Applicable.

Item 18: Financial Statements

The Consolidated Financial Statements are included herein on pages F-1 through F-13.

The following are filed as part of this report:

-	Report of Independent Registered Public Accounting Firm.
-	Consolidated Balance Sheets as of October 31, 2025 and Balance Sheet as of October 31, 2024.
-	Consolidated Statements of Operations and other comprehensive income/(loss) for the years ended October 31, 2025 and Statements of Operations for the years ended October 31, 2024 and 2023.
-	Consolidated Statements of Changes in Shareholders’ Equity for the years ended October 31, 2025 and Statements of Changes in Shareholders' Equity for the years ended October 31, 2024 and 2023.
-	Consolidated Statements of Cash Flows for the years ended October 31, 2025 and Statements of Cash Flows for the years ended October 31, 2024 and 2023.
-	Notes to the Audited Financial Statements.

Item 19: Exhibits

The following are filed as exhibits to this report:

Exhibit Number	Description
1.1	Memorandum and Articles of Association of KHEOBA Limited
1.2	Amended and Restated Bylaws of KHEOBA CORP.
8	List of Subsidiaries
11.1	Code of Ethics & Business Conduct of KHEOBA Limited, effective November 14th, 2025
11.2	Cybersecurity and Data Protection Policy of KHEOBA Limited, effective November 14th, 2025
11.3	Insider Trading and Securities Disclosure Policy of KHEOBA Limited, effective November 14th, 2025
12.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a)
13.1	Certifications pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KHEOBA LIMITED

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 6783)	F-2

Report of Independent Registered Public Accounting Firm (PCAOB ID:5525)	F-3

Consolidated Balance Sheets as of October 31, 2025 and Balance Sheet as of October 31, 2024	F-4

Consolidated Statements of Operations and other comprehensive income/(loss) for the years ended October 31, 2025 and Statements of Operations for the years ended October 31, 2024 and 2023	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended October 31, 2025 and Statements of Changes in Shareholders' Equity for the years ended October 31, 2024 and 2023	F-6

Consolidated Statements of Cash Flows for the years ended October 31, 2025 and Statements of Cash Flows for the years ended October 31, 2024 and 2023	F-7

Notes to Audited Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Kheoba Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Kheoba Limited and subsidiaries (collectively, the “Company”) as of October 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended October 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2025, and the consolidated results of its operations and its cash flows for the year ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2025.

Singapore

PCAOB ID 6783

February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kheoba Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Kheoba Corp. (“the Company”) as of October 31, 2024, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended October 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, insufficient revenue, and related party loan. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company’s auditor since 2021.

Spokane, Washington

January 3, 2025

KHEOBA LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	October 31, 2025	October 31, 2024
Assets
Current Assets
Cash and cash equivalent	$683,483	$1,097
Accounts receivable, net	187,828	–
Other receivables and prepaid expenses	22,895	18,050
Total current assets	894,206	19,147

Non-current assets
Right of use assets	36,764	–
Website and Software development costs, net	9,184	17,394
Total non-current assets	45,948	17,394

Total Assets	$940,154	$36,541

Liabilities and shareholders’ equity
Current liabilities
Loan payable	$–	$12,945
Accounts payable	331,402	1,398
Due to related parties	47,731	18,065
Income tax payable	83,922	–
Other payable and accrued liabilities	6,113	–
Operating lease liabilities, current	27,586	–
Total current liabilities	496,754	32,408

Non-current liabilities
Operating lease liability, non-current	9,213	–
Total non-current liabilities	9,213	–
Total liabilities	505,967	32,408

Commitments and Contingencies (Note 12)	–	–

Shareholders’ Equity
Ordinary shares, $0.001 par value, 75,000,000 shares authorized; 8,092,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively.	8,092	8,092
Additional paid in capital	39,748	39,748
Retained earnings (Accumulated deficit)	386,366	(43,707)
Accumulated other comprehensive loss	(19)	–
Total Shareholders’ Equity	434,187	4,133
Total Liabilities and Shareholders’ Equity	$940,154	$36,541

The accompanying notes are an integral part of these financial statements.

KHEOBA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years ended
	October 31, 2025	October 31, 2024	October 31, 2023

Revenue	$1,160,058	$41,055	$16,000

Operating expenses:
Direct project costs	(374,231)	(14,000)	–
Staff costs and employee benefits	(120,875)	–	–
Operating lease expenses	(18,350)	–	–
Professional Fees	(107,792)	(48,486)	(14,464)
Other general and administrative expenses	(61,495)	(12,864)	(1,583)
Total Operating Expenses	(682,743)	(75,350)	(16,047)

Income (Loss) from operations	477,315	(34,295)	(47)

Other income
Gain on debt forgiveness	36,680	–	–

Income (Loss) before income taxes	513,995	(34,295)	(47)

Income taxes expense	(83,922)	–	–

Net Income (Loss)	$430,073	$(34,295)	$(47)

Other Comprehensive income
Foreign currency translation adjustment	(19)	–	–

Comprehensive income	$430,054	$(34,295)	$(47)

Earnings (Loss) per share
Basic and diluted	$0.05	$(0.00)	$(0.00)
Weighted average number of ordinary shares outstanding
Basic and diluted	8,092,000	8,067,182	6,088,232

The accompanying notes are an integral part of these financial statements.

KHEOBA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional Paid-in	Retained earnings (Accumulated	Accumulated other comprehensive	Total Shareholders’
	Shares	Amount	Capital	deficit)	loss	Equity
Balance as of October 31, 2022	6,000,000	$6,000	$–	$(9,365)	$–	$(3,365)

Issuance of ordinary shares	1,295,000	1,295	24,605	–	–	25,900
Net loss for the year ended October 31, 2023	–	–	–	(47)	–	(47)

Balance as of October 31, 2023	7,295,000	$7,295	$24,605	$(9,412)	$–	$22,488

Issuance of ordinary shares	797,000	797	15,143	–	–	15,940
Net loss for the year ended October 31, 2024	–	–	–	(34,295)	–	(34,295)

Balance as of October 31, 2024	8,092,000	$8,092	$39,748	$(43,707)	$–	$4,133

Net income for the year ended October 31, 2025	–	–	–	430,073	–	430,073
Foreign currency translation adjustment	–	–	–	–	(19)	(19)

Balance as of October 31, 2025	8,092,000	$8,092	$39,748	$386,366	$(19)	$434,187

The accompanying notes are an integral part of these financial statements.

KHEOBA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended
	October 31, 2025	October 31, 2024	October 31, 2023
Cash Flows From Operating Activities
Net income (loss)	$430,073	$(34,295)	$(47)
Adjustments to reconcile Net Income (Loss) to net cash provided by (used in) operations:
Amortization expense	8,210	6,653	583
Gain on debt forgiveness	(36,680)	–	–
Accounts receivable	(187,828)	–	–
Other receivables and prepaid expenses	(4,845)	(5,049)	(13,000)
Accounts payable	330,004	(1,140)	(1,963)
Due to related parties	47,731	14,000	–
Income tax payable	83,922	–	–
Operating lease liabilities	35	–	–
Other payable and accrued liabilities	6,113	–	–
Deferred revenue	–	(3,300)	3,300
Cash flows provided by (used in) operating activities	676,735	(23,131)	(11,127)

Cash flows from investing activities
Website Development Costs	–	(8,130)	–
Software Development Costs	–	(13,000)	–
Cash flows used in investing activities	–	(21,130)	–

Cash flows from financing activities
Related party loan	3,050	(305)	–
Loan payable	2,620	12,945	–
Proceeds from issuance of ordinary shares	–	15,940	25,900
Cash flows provided by financing activities	5,670	28,580	25,900
Effect of foreign exchange rate on cash	(19)	–	–
Net increase (decrease) in cash and equivalents	682,386	(15,681)	14,773
Cash and equivalents at beginning of the period (including cash in escrow account)	1,097	16,778	2,005
Cash and equivalents at end of the period (including cash in escrow account)	$683,483	$1,097	$16,778

Supplemental cash flow information:
Cash paid for:
Interest	$–	$–	$–
Taxes	$–	$–	$–

The accompanying notes are an integral part of these financial statements.

KHEOBA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Company History

Kheoba Corp. (“KHEOBA Nevada”) was a Nevada corporation and commenced operations in 2021, initially focusing on tourist programs and software sales in Europe. Over time, KHEOBA Nevada expanded its services beyond tourism and now supports clients across multiple industries throughout Europe and Asia.

Change in Organization

During the reporting period, KHEOBA Nevada underwent significant organizational changes. KHEOBA Nevada transitioned its directorship from Mr. Gaga Gvenetadze to Mr. Ka Miew Hon. This change did not affect KHEOBA Nevada’s development-stage status or operational focus but introduced a new marketing strategy, and the associated adjustments in operational premises and commitments.

Strategic Developments

By the end of fiscal year 2024, KHEOBA Nevada established partnerships with a select group of reputable software developers specializing in Enterprise Resource Planning (ERP) and CRM systems. This enabled KHEOBA Nevada to maintain its European client base while pursuing growth in Asian markets, where small-and medium-sized enterprises (SMEs) frequently face challenges securing customized software solutions.

On January 10, 2025, Mr. Tien Seng Tong (the “Investor”) entered into stock purchase agreements to acquire an aggregate of 6,000,000 shares of KHEOBA Nevada’s ordinary shares. This privately negotiated transaction (the “Acquisition”) resulted in the Investor obtaining a controlling 74% equity stake. The Acquisition positioned KHEOBA Nevada to leverage its established European expertise together with the Investor’s client network in Asia.

In February 2025, KHEOBA Nevada established wholly owned subsidiaries in Singapore and Hong Kong to conduct its software consulting business. The Singapore subsidiary, KHOB Pte. Ltd., is of particular strategic importance, serving as the regional headquarters for business development and client engagement in Asia. The Hong Kong subsidiary, KHOB LIMITED, has not commenced operations since its creation in February 2025. Easy Smart Tech Limited, another Hong Kong subsidiary of the Company, was established in April 2025 but has not commenced operations as of October 31, 2025.

Reincorporation Merger

Effective January 12, 2026, KHEOBA Limited (“the Company,” “we,” “our”) completed a merger in accordance with the Agreement and Plan of Merger and Reorganization dated August 17, 2025 (the “Merger Agreement”), by and among the Company, KHEOBA Nevada, and the Company’s wholly-owned subsidiary, KHOB Merge Sub Limited, a British Virgin Islands company (“Merger Sub”), pursuant to which KHEOBA Nevada merged with and into Merger Sub (the “Redomicile Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of the Company. At the effective time of the Redomicile Merger, each outstanding share of KHEOBA Nevada’s ordinary shares, par value $0.001 per share (the “Common Stock”), was converted into the right to receive one Class A ordinary share of the Company (the “Class A Ordinary Shares”). KHEOBA Limited and KHOB Merge Sub Limited were established on May 14, 2025 and May 27, 2025 under the laws of British Virgin Islands (BVI) respectively, and the two companies are established mainly for Redomicile Merger. The diagram below illustrates our corporate structure:

The accompanying consolidated financial statements represent the historical financial statements of KHEOBA Nevada and its subsidiaries prior to the completion of the redomicile merger. The redomicile merger occurred subsequent to October 31, 2025, and accordingly, no adjustments have been made in these consolidated financial statements to reflect the transaction.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

In the year ended October 31, 2024, the Company incurred an accumulated deficit of $43,707, generated revenue of $41,055, and had a related party loan of $4,065 as of October 31, 2024. These conditions raised substantial doubt about the Company’s ability to continue as a going concern as of that date.

During the year ended October 31, 2025, the Company achieved improved operating results and strengthened its financial position. Management has evaluated the Company’s financial condition and concluded that no conditions or events raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year after the date the financial statements are issued.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The Company’s fiscal year-end is October 31.

The consolidated financial statements include all adjustments considered necessary, in the opinion of management, for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company transactions and balances between members of the Company are eliminated in consolidation.

Foreign currency translation

The Company and its wholly-owned subsidiaries use US$” as their reporting currency. The functional currency of the Company’s subsidiary in Singapore is Singapore Dollars (“SGD”) and the Company’s subsidiary in Hong Kong is Hong Kong dollar (“HK$”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations during the year in which they occur.

Translation of foreign currencies

The functional currency is Singapore Dollars for the Company’s Singapore subsidiary and HK$ for Hong Kong subsidiary. The Company’s reporting currency is the US$. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of operations accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

	For the years ended
	October 31,
	2025	2024	2023

Average rate-US$/SGD	1.2954	–	–
Average rate-US$/HK$	7.8016	–	–

	As of October 31,
	2025	2024	2023

Year-end spot rate-US$/SGD	1.3012	–	–
Year-end spot rate-US$/HK$	7.7717	–	–

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for credit losses against accounts receivable, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents represent cash in bank accounts and cash in escrow account. Cash in escrow account refers to funds held by a neutral third party, which will be transferred to the Company or its suppliers promptly upon the Company's instruction. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not hold any cash equivalents as of October 31, 2025 and 2024.

Cash and cash equivalents consist of the following:

	October 31, 2025	October 31, 2024

Cash in bank accounts	$582,565	$–
Cash in escrow account*	100,918	1,097
Total	$683,483	$1,097

*	Cash in escrow account as of October 31, 2025 have been fully collected as of the date of issuance date of the audited consolidated financial statements.

Accounts receivable, net

The Company accounts for its accounts receivable in accordance with ASC 326, Financial Instruments – Credit Losses. Under this standard, the Company estimates expected credit losses over the life of its accounts receivable using a current expected credit loss (CECL) model. Management evaluates the collectability of accounts receivable by considering factors such as historical collection experience, current economic conditions, customer creditworthiness, and other relevant factors.

Accounts receivable are written off when deemed uncollectible. Changes in the allowance for credit losses are recorded in the statements of operations as a component of general and administrative expenses. No allowance was required as of October 31, 2025.

Other receivables and prepaid expenses

Other receivables and prepaid expenses include rental deposits for rents and advance payments made to employee and vendors. An allowance for credit losses may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for credit losses is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. No allowance was required as of October 31, 2025 and 2024.

Leases – Right-of-Use Assets and Lease Liabilities

The Company accounts for leases with a term greater than 12 months in accordance with ASC 842, Leases. These leases are classified as operating leases, and the Company presents right-of-use (“ROU”) assets and corresponding lease liabilities on its consolidated balance sheet under a single classification.

ROU assets represent the Company’s right to use an underlying asset during the lease term. Lease liabilities represent the Company’s obligation to make lease payments. At lease commencement, ROU assets and lease liabilities are measured based on the present value of future lease payments, discounted using the Company’s incremental borrowing rate. ROU assets are subsequently amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying asset. Lease liabilities are reduced as lease payments are made and increased for interest expense recognized using the effective interest method.

In March 2025, the Company recognized ROU assets and corresponding lease liabilities in connection with two separate operating lease arrangements—one for its wholly owned subsidiary KHOB LIMITED in Hong Kong and another forKHOB Pte. Ltd. in Singapore. The Hong Kong lease spans two years with monthly lease payments of HKD 8,000, while the Singapore lease also spans two years with monthly payments of SGD 1,700. Both leases are measured at the present value of the lease payments using the applicable incremental borrowing rates. As of October 31, 2025, the net carrying amount of the ROU assets was $36,764. The related lease liabilities totaled $36,799, of which $27,586 was classified as current liabilities and $9,213 as non-current liabilities on the consolidated balance sheet.

As of October 31, 2025, the weighted-average remaining lease term was 1.33 years and the weighted-average discount rate was 3.44%.

Website and Software Development Costs

The Company accounts for website and software development costs in accordance with ASC 350-50, Website Development Costs, and ASC 350-40, Internal-Use Software. The Company capitalized website development costs of $3,500 and $8,130 in May 2023 and January 2024, respectively, and software development costs of $13,000 in January 2024.

In accordance with ASC 350-50-25-7, costs incurred during the application and infrastructure development stage are capitalized. Conversely, costs incurred during the preliminary project stage are expensed as incurred in accordance with ASC 350-50-25-6. The Company amortizes these costs using the straight-line method over an estimated useful life of three years.

The Company evaluates the website and software development costs for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of August 31, 2025 and 2024.

Fair Value of Financial Instruments

AS topic 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:	defined as observable inputs such as quoted prices in active markets;
Level 2:	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3:	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value included in current assets and current liabilities in the consolidated balance sheets approximate their fair values because of the short-term nature of such instruments. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, website and software development costs, would be measured at fair value only if they were determined to be impaired.

Impairment for long-lived assets

The Company reviews long-lived assets, including intangible assets (website and software), for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset Company), when the market prices are not readily available.

The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of October 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Account payable

Accounts payable represent amounts due to software developers for software referral and development services, and amounts due to specialized contractors for Web3 consultancy and customization services.

Loan payable

As of October 31, 2024, the Company had a loan payable to Mr. Irakli Gunia. During December 2024, the loan balance increased by $2,620. Subsequently, the loan was fully forgiven. No loan payable was outstanding as of October 31, 2025. In accordance with U.S. GAAP, the forgiven amount of $15,565 was recognized as a gain in the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The core principle of ASC 606 is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company applies ASC 606’s five-step model:

1.	Identify the contract(s) with a customer.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations.
5.	Recognize revenue when (or as) a performance obligation is satisfied.

A contract is within the scope of ASC 606 when it is probable that the Company will collect the consideration to which it is entitled.

The Company operates under three principal revenue models:

1.	Collaborating with developers to provide and customize software solutions tailored to client requirements, recognizing revenue upon delivery or service completion.
2.	Referring clients to partner software developers and earning referral commissions upon project completion; or
3.	Provide consultancy and customization services to certain customers in the area of Web3.

Performance Obligations and Revenue Recognition

a) Software Solutions Revenues (Principal)

-	Nature of Promise: The Company facilitates the sale, customization, and implementation of software modules tailored to the clients’ requirements. Following contract execution, the Company may engage contractors to assist with development and delivery.
-	Performance Obligation: Each module represents a distinct performance obligation, with inseparable customization services bundled when applicable.
-	Timing of Satisfaction: Revenue is recognized at a point in time when the client signs a written confirmation of delivery, evidencing transfer of control. At that point, the Company invoices the client and the contractor invoices the Company.
-	Transaction Price: The consideration is typically a fixed amount specified in the customer contract.

b) Commission on Software Sales (Agent)

-	Nature of Promise: In referral arrangements, the Company acts as an agent by sourcing and arranging for a contractor to deliver software directly to the client. The Company is not involved in controlling the development or delivery process of the software and does not obtain control of the underlying software.
-	Principal vs. Agent Analysis: The contractor is responsible for fulfillment and bears delivery risk. The Company’s promise is limited to sourcing a suitable software contractor for the client; therefore, the Company acts as an agent.
-	Performance Obligation: To provide research, referral, and facilitation services.
-	Timing of Satisfaction: Revenue is recognized at a point in time, when the client signs confirmation of service or software delivery and the Company’s right to its commission is enforceable.
-	Transaction Price & Measurement: The Company recognizes only its net commission as revenue. Client payments flow through the Company, which deducts its commission and remits the balance to the contractor.

c) Consulting and Customization Services (Principal)

-	Nature of Promise: The Company provides consulting, implementation, and customization services, often working alongside contractors.
-	Performance Obligation: To provide the contracted professional services.
-	Timing of Satisfaction: Revenue is recognized at a point in time, when the client signs written confirmation of service completion, demonstrating that the performance obligation has been satisfied.
-	Transaction Price: Consideration is typically a fixed fee, invoiced upon client confirmation of service delivery.

Disaggregation of revenue

The following table presents the Company’s revenue disaggregated based on revenue source for the year ended October 31, 2025 and 2024:

	Year ended October 31
	2025	2024	2023
Consultancy services	$660,000	$–	$–
Commission for software sales	394,930	–	–
Software solutions & Sales	105,128	7,000	–
Tourism Programs	–	34,055	16,000
Total Revenue	$1,160,058	$41,055	$16,000

Revenue disaggregated by timing of revenue recognition for the years ended October 31, 2025 and 2024 is disclosed in the table below:

	For the years ended
	October 31,
	2025	2024	2023
Point in time:
Consultancy services	$660,000	$–	$–
Commission for software sales	394,930	–	–
Software solutions & Sales	105,128	7,000	–
Over time：
Tourism Programs	$–	$34,055	$16,000

Direct project costs

Direct project costs consist primarily of outsourcing costs for software consulting services in 2025, and support services fee of $14,000 for the tourism programs provided in 2024 by our former officer and director, Gaga Gvenetadze (which was recorded under cost of revenue in 2024). These costs are charged to the consolidated statements of operations as incurred.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, legal, and other professional services which are needed during the ordinary course of our business operation.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Jurisdictional Tax Considerations

The Company operates across three key jurisdictions—Nevada (USA), Singapore, and Hong Kong SAR—each offering distinct tax advantages that support its global business strategy.

Nevada does not impose a state corporate income tax, which reduces the Company’s overall state-level tax burden. However, the Company remains subject to U.S. federal corporate income tax and may be liable for other state-level obligations such as the Commerce Tax and Modified Business Tax, depending on revenue and payroll thresholds.

The Company is incorporated in the State of Nevada, which does not impose a state corporate income tax. As such, dividends received from foreign subsidiaries are not subject to state-level taxation. At the federal level, dividends received from the Company’s wholly owned subsidiaries in Singapore and Hong Kong are taxable. However, under Section 245A of the Internal Revenue Code, the Company may be eligible for a 100% dividends-received deduction on qualifying foreign-source dividends, provided the subsidiaries meet the criteria for Controlled Foreign Corporations (CFCs). This structure allows the Company to optimize its global tax position while remaining compliant with U.S. tax regulations.

Singapore applies a flat corporate income tax rate of 17%, with partial exemptions available for qualifying companies. The jurisdiction also offers a one-tier tax system, meaning dividends are tax-exempt at the shareholder level. Singapore’s transparent and business-friendly tax regime supports the Company’s regional operations through KHOB Pte. Ltd.

Hong Kong SAR follows a territorial tax system, taxing only profits sourced within Hong Kong. The two-tiered profits tax regime applies a rate of 8.25% on the first HKD 2 million of profits and 16.5% thereafter. Offshore income is generally exempt unless it falls under the refined Foreign-Sourced Income Exemption (FSIE) regime. This structure supports the Company’s operations through KHOB LIMITED and EASY SMART TECHNOLOGY LIMITED.

These tax environments contribute to the Company’s ability to optimize its global tax position while maintaining compliance with applicable laws and regulations. Income tax expense is determined and recorded on a legal entity basis. Tax losses of one entity are not used to offset taxable income of other entities within the consolidated group.”

Basic Income (Loss) Per Share

The Company computes income (loss) per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

As of October 31, 2025, there were no potentially dilutive debt or equity instruments issued or outstanding.

Segment reporting

ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the Singapore and substantially all of the Company’s revenue and expense are derived in the Singapore. Therefore, no geographical segments are presented.

Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC 450-20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (i) disclose specific categories in the rate reconciliation and (ii)) provide additional information for reconciling items that meet a quantitative threshold. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

In December 2024, the FASB issued ASU 2024-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in ASU 2024-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in ASU 2024-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, Early adoption is permitted. The Company is currently evaluating the effect that ASU 2025-05 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles, Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU removes all references to software development stages throughout ASC 350-40. Therefore, under the ASU, an entity will be required to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the intended function. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. The ASU allows adoption either on a prospective basis, a modified prospective approach or a retrospective approach. The Company is currently evaluating the effects that ASU 2025-06 will have on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	October 31, 2025	October 31, 2024

Accounts receivable	$187,828	$–
Less: allowance for credit losses	–	–
Accounts receivable, net	$187,828	$–

All of the accounts receivable balance as of October 31, 2025 was collected as of the issuance date of the audited consolidated financial statements.

NOTE 5 – Other receivables and prepaid expenses

Other receivables and prepaid expenses consist of the following:

	October 31, 2025	October 31, 2024

Other receivables	$3,900	$–
Prepaid expenses	18,995	18,050
Total	$22,895	$18,050

NOTE 6 – WEBSITE AND SOFTWARE DEVELOPMENT COSTS, NET

Website and Software Development Costs, net consist of the following:

	As of October 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Website Development Costs	$11,630	$(7,863)	$3,767
Software Development Costs	13,000	(7,583)	5,417
Total	$24,630	$(15,446)	$9,184

	As of October 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Website Development Costs	$11,630	$(3,986)	$7,644
Software Development Costs	13,000	(3,250)	9,750
Total	$24,630	$(7,236)	$17,394

NOTE 7 – OTHER PAYABLE AND ACCRUED LIABILITIES

Other payable and accrued liabilities consist of the following:

	October 31, 2025	October 31, 2024

Salaries payable	$6,113	–

NOTE 8 – RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
Gaga Gvenetadze	the Company’s former director
Irakli Gunia	Former independent director of the Company (resigned in 2025)
Ka Miew Hon	Chief Executive Officer of the Company
Wong Sze Chung	employee of the Company

Balances with related parties

As of October 31, 2025 and 2024, the balances of amount due to related parties were as follows:

		As of October 31,
Name of Related Party	Nature	2025	2024

Gaga Gvenetadze	Payment on behalf of the Company*	$–	$14,000
Gaga Gvenetadze	Interest-free loan*	$–	$4,065
Irakli Gunia	Interest-free loan*	$–	$12,945
Ka Miew Hon	Payment on behalf of the Company	$10,577	$–
Wong Sze Chung	Payment on behalf of the Company	$37,154	$–
Total		$47,731	$31,010

On January 17, 2025, the Company entered into an agreement with its former director, Mr. Gaga Gvenetadze, pursuant to which debt obligations totaling $21,115 were forgiven. The forgiven amount comprised payment on behalf of the Company of $14,000 and an interest-free loan balance of $4,065 outstanding as of October 31, 2024, together with an additional $3,050 advanced in January 2025. In accordance with U.S. GAAP, the aggregate forgiven amount of $21,115 was accounted for as a debt forgiveness gain within other income in the consolidated statements of operations.

In addition, the Company entered into a separate agreement with Mr. Irakli Gunia, resulting in the forgiveness of an interest-free loan payable totaling $15,565, which consisted of a loan balance of $12,945 outstanding as of October 31, 2024 and an additional $2,620 advanced in December 2024. In accordance with U.S. GAAP, the forgiven amount of $15,565 was recognized as a debt forgiveness gain within other income in the consolidated statements of operations.

As of October 31, 2025, the Company owed $47,731 to the Company’s certain executive officers, for the Company’s working capital purposes. The amount is unsecured, non-interest bearing, and payable on demand.

NOTE 9 – TAXES

The components of the Company’s provision for income tax for the years ended October 31, 2025, 2024 and 2023 consists of the following:

	October 31,	October 31,	October 31,
	2025	2024	2023
Income tax benefit attributable to:
Current operations	$83,922	$43,707	$9,412
Less: Utilization of NOL carry-forward	–	–	–
Less: valuation allowance	–	(43,707)	(9,412)
Net provision for income taxes	$83,922	$–	$–

The cumulative tax effect at the expected rate of significant items comprising our net deferred tax amount is as follows:

	October 31, 2025	October 31, 2024	October 31, 2023
Deferred tax asset attributable to:
Net operating loss carryover	$–	$9,178	$1,977
Less: valuation allowance	–	(9,178)	(1,977)
Net deferred tax asset	$–	$–	$–

The provision for income taxes for the current period was determined by applying the applicable statutory income tax rates to the pre-tax income of each of the Company’s subsidiaries based on their respective jurisdictions. The Company’s Hong Kong subsidiary, KHOB Limited, generated pre-tax income of $51,468, which was subject to the Hong Kong profits tax rate of 8.25%. The Company’s wholly owned Singapore subsidiary, KHOB Pte. Ltd., generated pre-tax income of $468,680, which was subject to Singapore’s corporate income tax rate of 17%. The total income tax provision represents the aggregate of the tax amounts calculated for each subsidiary.

Accordingly, the Company’s effective tax rate differs from the U.S. federal statutory rate as income is earned and taxed in multiple jurisdictions with different statutory tax rates.

Jurisdictional Tax Considerations

Singapore:KHOB Pte. Ltd. is subject to a flat corporate tax rate of 17%. Singapore does not impose withholding tax on dividends paid to foreign shareholders. Under Singapore’s one-tier tax system, dividends are exempt from further taxation when distributed.

Hong Kong SAR: KHOB LIMITED is subject to a two-tier profits tax regime (8.25% on the first HKD 2 million, 16.5% thereafter). Hong Kong does not impose withholding tax on dividends, and offshore income is generally exempt unless captured under the FSIE regime.

United States (Nevada): The Company is incorporated in Nevada, which does not impose a state corporate income tax. However, dividends received from foreign subsidiaries are subject to U.S. federal income tax. If the subsidiaries qualify as Controlled Foreign Corporations (CFCs), the Company may be eligible for the Section 245A dividends-received deduction, allowing a 100% deduction on qualifying foreign-source dividends.

The Company will continue to evaluate its tax position and consult with tax advisors to ensure compliance with applicable laws and accurate financial reporting.

NOTE 10 – SHAREHOLDERS’ EQUITY

The Company has 75,000,000, $0.001 par value shares of common stock authorized.

During September 2023 the Company issued 427,000 shares of common stock for cash proceeds of $8,540 at $0.02 per share.

During October 2023 the Company issued 868,000 shares of common stock for cash proceeds of $17,360 at $0.02 per share.

During November 2023 the Company issued 755,000 shares of common stock for cash proceeds of $15,100 at $0.02 per share.

During December 2023 the Company issued 42,000 shares of common stock for cash proceeds of $840 at $0.02 per share.

There were 8,092,000 shares of common stock issued and outstanding as of October 31, 2025 and 2024 with no ordinary shares were issued during the fiscal year of 2025.

NOTE 11 – CUSTOMER CONCENTRATION RISK

The following is a summary of customers that represent greater than 10% of total sales for the periods presented:

	Year ended October 31,
	2025	2024	2023
Customer A	31%	–	–
Customer B	19%	–	–
Customer C	16%	–	–
Customer D	10%	–	–
Customer E	–	17%	–
Customer F	–	11%	21%
Customer G	–	11%	–
Customer H	–	11%	19%
Customer I	–	11%	–
Customer J	–	11%	–
Customer K	–	–	26%
Customer L	–	–	21%
Customer M	–	–	13%

For the years ended October 31, 2025, a few major customers accounted for a significant portion of our revenues, with the largest customer representing 31% of total revenues.

For the years ended October 31, 2024 and 2023, revenue concentration was low due to the fact that our customers are not regular customers.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Commitments

As of October 31, 2025 and 2024, the Company had neither significant financial nor capital commitment.

Contingencies

As of October 31, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings. The Company further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

NOTE 13 – SUBSEQUENT EVENTS

KHEOBA Limited completed a redomicile merger effective January 12, 2026, under the Merger Agreement dated August 17, 2025. The transaction involved KHEOBA Nevada merging with and into the Company’s wholly-owned BVI subsidiary, KHOB Merge Sub Limited, which continued as the surviving entity. In connection with the merger, each outstanding share of KHEOBA Nevada ordinary shares was exchanged for one Class A Ordinary Share of KHEOBA Limited.

The redomicile merger occurred subsequent to the balance sheet date and has not been reflected in these consolidated financial statements.

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to October 31, 2025 through the date the Company issues the consolidated financial statements and did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

NOTE 14 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

As the Company’s business was operated through its Singapore subsidiary, KHOB Pte. Ltd., prior to the Parent Company being incorporated on May 14, 2025 which conducted no operations through October 31, 2025, no Parent Company financial information for the year ended October 31, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KHEOBA Limited

Dated: February 27, 2026	By: /s/ Ka Miew Hon
Ka Miew Hon
Chief Executive Officer and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ka Miew Hon	Director Chief Executive Officer and Chief Financial Officer	February 27, 2026
Ka Miew Hon